FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of January 2019

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F       X        Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes               No       X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement of Huaneng Power International, Inc. (the “Registrant”) regarding continuing connected transactions, amendments to the articles of association and rules and procedures for general meetings of the Registrant, provision of guarantee by Shandong Company to its subsidiary, election of a director of the Registrant, appointment of the Registrant’s auditors for 2019 and other resolution of the Registrant, submitted by the Registrant on January 8, 2019.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should obtain independent professional advice.

If you have sold or transferred all your shares in Huaneng Power International, Inc., you should at once hand this circular and, where applicable, the form of proxy and reply slip to the purchaser or transferee or to the bank, or a licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

CONTINUING CONNECTED TRANSACTIONS
AMENDMENTS TO THE ARTICLES OF ASSOCIATION AND RULES AND
PROCEDURES FOR GENERAL MEETINGS
PROVISION OF GUARANTEE BY SHANDONG COMPANY TO ITS
SUBSIDIARY
ELECTION OF A DIRECTOR OF THE COMPANY APPOINTMENT OF THE COMPANY’S AUDITORS FOR 2019 AND
OTHER RESOLUTIONS

Independent Financial Adviser
to the Independent Board Committee and the Independent Shareholders

A letter from the Board of Directors of Huaneng Power International, Inc. is set out on pages 5 to 42 of this circular. A letter from the Independent Board Committee of Huaneng Power International, Inc. is set out on pages 43 to 44 of this circular. A letter from Gram Capital containing its advice to the Independent Board Committee and the Independent Shareholders of Huaneng Power International, Inc. is set out on pages 45 to 54 of this circular.

A notice convening the EGM to be held at 9:00 a.m. on 30 January 2019 at the headquarters of the Company at Conference Room A102, Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the PRC together with the relevant reply slip and proxy form had been issued to Shareholders separately.

If you intend to attend the EGM, you should complete and return the reply slip in accordance with the instructions printed thereon as soon as possible.

Whether or not you are able to attend, you should complete and return the form of proxy in accordance with the instructions printed thereon and return it to Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, as soon as possible and in any event by not later than 24 hours before the time appointed for holding such meeting or any adjournment thereof.

Completion and return of the form of proxy will not preclude you from attending and voting at the EGM should you so wish.
8 January 2019

Appendix I	–	Details of Amendments to the Articles of Association and Rules and Procedures for General Meetings	I-1

Appendix II	–	General Information	II-1

- i -

DEFINITIONS

In this circular, the following expressions have the following meanings unless the context requires otherwise:

“A Shares”	domestic tradable shares in the ordinary share capital of the Company with a nominal value of RMB1.00 each, which are listed on the Shanghai Stock Exchange;

“ADSs”	American Depositary Shares, each representing the ownership of 40 H Shares, which are listed on the New York Stock Exchange Inc.;

“Articles of Association”	the articles of association (together with the rules of procedures) of the Company, as amended from time to time;

“Applicable Percentage Ratio(s)”	the relevant percentage ratio(s) calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules;

“associate(s)”	has the meaning ascribed to it in the Hong Kong Listing Rules;

“Board”	the board of Directors of the Company;

“Company”, “HPI”
Huaneng Power International, Inc., a sino-foreign joint stock limited company incorporated in the PRC and the H Shares, ADSs and A Shares of which are listed on the Hong Kong Stock Exchange, the New York Stock Exchange Inc. and the Shanghai Stock Exchange, respectively;

“Confirmation Letter”
the Confirmation Letter to be issued to ICBC, Huaneng Group and Shandong Ruyi Technology Group by Shandong Company in respect of the Guarantee Contract upon consideration and approval of the Guarantee at the general meeting of the Company;

“connected person(s)”	has the meaning ascribed to it in the Hong Kong Listing Rules;

“Director(s)”	the director(s) (including independent non-executive directors) of the Company;

“EGM” or “General Meeting”
the 2019 first extraordinary general meeting of the Company to be held at 9:00 a.m. on 30 January 2019 at the headquarters of the Company at Conference Room A102, Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the PRC to consider and approve the resolutions regarding the continuing connected transactions (including the relevant proposed caps) contemplated under the Huaneng Group Framework Agreement and other proposals;

DEFINITIONS

“Gram Capital”, “Independent Financial Adviser”
Gram Capital Limited, a licensed corporation to carry on Type 6 (advising on corporate finance) regulated activity as defined under the SFO, acting as the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of the purchase of fuel and transportation services (including the proposed cap) contemplated under the Huaneng Group Framework Agreement;

“Guarantee”
Shandong Company shall undertake to provide the guarantee as provided by Huaneng Group to Pakistan Company for the working capital loan in the amount of US$100 million, in accordance with the terms and conditions of the Guarantee Contract and the Confirmation Letter;

“Guarantee Contract”	the Guarantee Contract between China Huaneng Group and ICBC entered into between Huaneng Group and ICBC on 28 September 2018;

“H Shares”	overseas listed foreign shares in the ordinary share capital of the Company with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange;

“HIPDC”	Huaneng International Power Development Corporation;

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC;

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;

“Huaneng Finance”	China Huaneng Finance Corporation Limited;

“Huaneng Group”	China Huaneng Group Co., Ltd.;

“Huaneng Group Framework Agreement”
the “framework agreement on the continuing connected transactions for 2019 between Huaneng Power International, Inc. and China Huaneng Group Co., Ltd.” entered into between the Company and Huaneng Group on 11 December 2018;

“Hua Neng HK”	China Hua Neng Group Hong Kong Limited;

”ICBC”	Industrial and Commercial Bank of China Limited;

DEFINITIONS

“Independent Board Committee”
a committee of the Board established for the purpose of considering the terms and the transaction cap of the purchase of fuel and transportation services (including the proposed cap) contemplated under the Huaneng Group Framework Agreement, comprising Mr. Yue Heng, Mr. Xu Mengzhou, Mr. Liu Jizhen, Mr. Xu Haifeng and Mr. Zhang Xianzhi, the independent non-executive Directors of the Company;

“Independent Shareholder(s)”
Shareholder(s) other than Huaneng Group and HIPDC and their respective associates, and who are not involved in, or interested in the transaction contemplated under the Huaneng Group Framework Agreement and the provision of guarantee by Shandong Company to its subsidiary;

“Latest Practicable Date”	3 January 2019, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein;

“NDRC”	National Development and Reform Commission of the PRC;

“NEA”	National Energy Administration of the PRC;

“Notice of EGM”
the notice for convening the EGM dated 12 December 2018, which has been issued to the Shareholders separately and a copy of which can be downloaded from the Company’s website (www.hpi.com.cn) and the website of the Stock Exchange (www.hkex.com.hk);

“PRC”, “China”	The People’s Republic of China;

“RMB”	Renminbi, the lawful currency of the PRC;

“Pakistan Company”	Huaneng Shandong Ruyi (Pakistan) Energy (Private) Limited;

“Shandong Company”	Huaneng Shandong Power Generation Co., Ltd.;

“Shandong Ruyi Technology Group”	Shandong Ruyi Technology Group Co., Ltd.;

“SFO”	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);

“Shanghai Listing Rules”	The Rules Governing the Listing of Securities on the Shanghai Stock Exchange;

“Shareholder(s)”	the shareholder(s) of the Company;

DEFINITIONS

“Stock Exchange”	The Stock Exchange of Hong Kong Limited; and

“subsidiary/subsidiaries”	has the meaning ascribed to it in the Hong Kong Listing Rules.

LETTER FROM THE BOARD

Executive Directors:	Legal Address:
Cao Peixi	Huaneng Building
6 Fuxingmennei Street
Non-executive Directors:	Xicheng District
Huang Jian	Beijing 100031
Wang Yongxiang	PRC
Mi Dabin
Guo Hongbo
Cheng Heng
Lin Chong

Independent Non-executive Director:
Yue Heng
Xu Mengzhou Liu Jizhen
Xu Haifeng Zhang Xianzhi

8 January 2019

To the Shareholders

Dear Sir or Madam,

CONTINUING CONNECTED TRANSACTIONS
AMENDMENTS TO THE ARTICLES OF ASSOCIATION AND RULES AND
PROCEDURES FOR GENERAL MEETINGS
PROVISION OF GUARANTEE BY SHANDONG COMPANY TO ITS
SUBSIDIARY
ELECTION OF A DIRECTOR OF THE COMPANY
APPOINTMENT OF THE COMPANY’S AUDITORS FOR 2019 AND
OTHER RESOLUTIONS

1.	INTRODUCTION

Background

On 24 October 2018 and 12 December 2018, the Company respectively published announcements regarding (among other things) the external guarantee by subsidiary and connected transaction and the continuing connected transactions for 2019 between the Company and Huaneng

LETTER FROM THE BOARD

Group contemplated under the Huaneng Group Framework Agreement. As stated in the two announcements, the Company shall issue a circular to the Shareholders containing further information of the external guarantee by subsidiary and connected transaction and the continuing connected transactions for 2019 between the Company and Huaneng Group contemplated under the Huaneng Group Framework Agreement.

Continuing Connected Transactions under the Huaneng Group Framework Agreement

With respect to the continuing connected transaction under the Huaneng Group Framework Agreement, under the Shanghai Listing Rules, the conduct of the continuing connected transactions for 2019 with Huaneng Group and its subsidiaries and associates shall be approved by the Independent Shareholders as one single ordinary resolution. The Company, for administrative purpose, entered into one framework agreement (i.e. Huaneng Group Framework Agreement) covering eleven types of continuing connected transactions, namely, (i) purchase of ancillary equipment and parts; (ii) purchase of fuel and transportation services; (iii) leasing of facilities, land and office spaces; (iv) technical services, engineering contracting services and other services; (v) provision of entrusted sale services to Huaneng Group and its subsidiaries and associates; (vi) provision of entrusted sale services from Huaneng Group and its subsidiaries and associates; (vii) sale of products; (viii) purchase of electricity; (ix) sale of electricity; (x) sale of heat; and (xi) trust loans and entrusted loans.

Given that the eleven types of transactions are by nature not inter-dependent to each other, the transaction amounts of the eleven types of transactions are accordingly not aggregated for purpose of the Hong Kong Listing Rules. Instead, under the Hong Kong Listing Rules, the notification, publication and shareholders’ approval requirements will primarily be decided by reference to the transaction scale of each type of transactions. Of the eleven types of continuing connected transactions with Huaneng Group and its subsidiaries and associates, the transactions regarding trust loans and entrusted loans are exempt from the reporting, announcement and Independent Shareholders’ approval requirements pursuant to Rule 14A.90 of the Hong Kong Listing Rules. In relation to the other transactions, i.e. (i) purchase of ancillary equipment and parts; (iii) leasing of facilities, land and office spaces; (iv) technical services, engineering contracting services and other services; (v) provision of entrusted sale services to Huaneng Group and its subsidiaries and associates; (vi) provision of entrusted sale services from Huaneng Group and its subsidiaries and associates; (vii) sale of products; (viii) purchase of electricity; (ix) sale of electricity; and (x) sale of heat, as the transaction scale of each transaction does not exceed 5% of the Applicable Percentage Ratios, those transactions shall be subject to the reporting, annual review and announcement requirements under the Hong Kong Listing Rules.

As the transaction scale in relation to item (ii) the purchase of fuel and transportation services exceeds 5% of the Applicable Percentage Ratios, the conduct of purchase of fuel and transportation services (including the proposed cap) contemplated under the Huaneng Group Framework Agreement between the Company (and its subsidiaries) and Huaneng Group (and its subsidiaries and associates) shall require Independent Shareholders’ approval. However, as required by the Shanghai Listing Rules, the Company is required to propose as one single ordinary resolution for all continuing connected transactions for 2019 between the Company (and its subsidiaries) and Huaneng Group (and its subsidiaries and its associates) for approval by the Independent Shareholders at the EGM as

LETTER FROM THE BOARD

Huaneng Group together with its subsidiaries and associates are all being treated as concerted related parties of the Company under the Shanghai Listing Rules. Accordingly, with respect to ordinary resolution no.8 as set out in the Notice of EGM, all the eleven types of the continuing connected transactions for 2019 contemplated under the Huaneng Group Framework Agreement will be treated as one single resolution.

To comply with the requirements of the Hong Kong Listing Rules, the Independent Board Committee of the Company will advise the Independent Shareholders in connection with the continuing connected transaction regarding the purchase of fuel and transportation services (including the proposed cap) contemplated under the Huaneng Group Framework Agreement. The letter from the Independent Board Committee to the Independent Shareholders is included in this circular. Gram Capital has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders on (a) the fairness and reasonableness of the purchase of fuel and transportation services (including the proposed cap) contemplated under the Huaneng Group Framework Agreement, and (b) whether such transaction (including the proposed cap) under the above agreement are in the interests of the Company and its Shareholders as a whole. The letter of advice from Gram Capital to the Independent Board Committee and the Independent Shareholders is also included in this circular.

Under the Hong Kong Listing Rules, Gram Capital is only required to opine on the continuing connected transaction relating to the purchase of fuel and transportation services (including the proposed cap) contemplated under the Huaneng Group Framework Agreement and, in which case, Gram Capital will not provide opinion on the other transactions contemplated under the Huaneng Group Framework Agreement (the “Other Transactions”). Notwithstanding such arrangement, the Company still includes details of the Other Transactions in this circular so that Shareholders can have a full picture of all transactions as contemplated under the Huaneng Group Framework Agreement. The Company believes that on such basis, the Independent Shareholders have been provided with sufficient information so as to make an informed decision in the voting of the relevant proposed resolution at the EGM.

External Guarantee by Subsidiary and Connected Transaction

According to the Hong Kong Listing Rules, the Guarantee involves a subsidiary of the Company undertaking the guarantee provided by Huaneng Group for Pakistan Company. As Huaneng Group is a connected person of the Company, the Guarantee constitutes a connected transaction under the Hong Kong Listing Rules. Since the transaction scale of the Guarantee does not exceed 5% of the Applicable Percentage Ratios as calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules, the Guarantee shall only be subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules, but is exempt from the Independent Shareholders’ approval requirement.

However, according to the Shanghai Listing Rules, as the gearing ratio of Pakistan Company exceeds 70%, the Guarantee has to be submitted to the EGM for consideration and approval. As the acceptance of the guaranteed loans for working capital to Sahiwal Project in Pakistan by Shandong Company is subject to Independent Shareholders’ approval under the Shanghai Listing Rules, the

LETTER FROM THE BOARD

information regarding the External Guarantee by Subsidiary and Connected Transaction contained in this circular is not prepared in accordance with Chapter 14 or Chapter 14A of the Hong Kong Listing Rules but only prepared to provide information for the Shareholders.

Purpose of this circular

The purpose of this circular is:

(i)
to provide you with further information in relation to the continuing connected transaction for 2019 between the Company and Huaneng Group under the Huaneng Group Framework Agreement and the External Guarantee by Subsidiary and Connected Transaction;

(ii)	to provide you with information in relation to other resolutions to be considered at the EGM;

(iii)
to set out the letter of advice from Gram Capital to the Independent Board Committee and the Independent Shareholders and the recommendation of the Independent Board Committee as advised by Gram Capital regarding the continuing connected transaction on the purchase of fuel and transportation services (including the proposed cap) contemplated under the Huaneng Group Framework Agreement; and

(iv)	to seek your approval of the resolutions which have been respectively set out in the Notice of the EGM.

Independent Shareholders are advised to read this circular carefully for details of all the continuing connected transactions contemplated under the Huaneng Group Framework Agreement and the other proposals before making their decision as regards voting.

Independent Shareholders should also note that with respect to the ordinary resolution regarding the continuing connected transactions for 2019 between the Company and Huaneng Group proposed at the EGM, if they vote in favour of such resolution, they would approve all the continuing connected transactions contemplated under the Huaneng Group Framework Agreement (including the purchase of fuel and transportation services and Other Transactions). In the event that the resolution proposed at the EGM as regards the continuing connected transactions for 2019 between the Company and Huaneng Group is not approved by the Independent Shareholders, all continuing connected transactions contemplated under the Huaneng Group Framework Agreement (including the purchase of coal and transportation services and Other Transactions) would not be carried out by the Company.

LETTER FROM THE BOARD

2.	CONTINUING CONNECTED TRANSACTIONS FOR 2019

Relationship between the parties

The Company and its subsidiaries mainly develop, construct, operate and manage large-scale power plants in China nationwide. It is one of the largest listed power producers in China, with a controlled generation capacity of 105,720 MW and equity-based generation capacity of 93,386 MW as at the Latest Practicable Date.

Huaneng Group is principally engaged in the operation and management of enterprise investments development, investment, construction, operation and management of power plants; organising the generation and sale of power (and heat); and the development, investment, construction, production and sale of products in relation to energy, transportation, new energy and environmental protection industries.

As at the Latest Practicable Date, HIPDC, being the direct controlling shareholder of the Company, holds 32.28% of the total equity interest in the Company, while Huaneng Group holds a 75% direct equity interest and a 25% indirect equity interest in HIPDC. In addition, Huaneng Group holds a 9.91% direct equity interest in the Company, a 3.01% indirect equity interest in the Company through Hua Neng HK (a wholly-owned subsidiary of Huaneng Group) and a 0.47% indirect equity interest in the Company through Huaneng Finance (a controlling subsidiary of Huaneng Group). Huaneng Group is the ultimate controlling shareholder of the Company.

Under Chapter 14A of the Hong Kong Listing Rules, Huaneng Group is a connected person of the Company while the transactions between the Company and Huaneng Group (including its subsidiaries and associates) constitute connected transactions of the Company, and are subject to the relevant disclosure and/or Independent Shareholders’ approval requirements as stipulated in the Hong Kong Listing Rules.

Huaneng Group Framework Agreement

The Company entered into a framework agreement with Huaneng Group on 12 December 2017 (the “2018 Huaneng Group Framework Agreement”) for the purpose of governing the conduct of certain continuing connected transactions between the Company (and its subsidiaries) and Huaneng Group (and its subsidiaries and associates) in 2018. The 2018 Huaneng Group Framework Agreement expired on 31 December 2018. In order to continue the relevant transactions, the Company entered into the Huaneng Group Framework Agreement with Huaneng Group on 11 December 2018 for a term commencing on 1 January 2019 and expiring on 31 December 2019.

Pursuant to the Huaneng Group Framework Agreement, the Company and its subsidiaries will conduct the following transactions with Huaneng Group and its subsidiaries and associates on an on- going basis:

LETTER FROM THE BOARD

(1)	Purchase of ancillary equipment and parts

Due to operational needs, the Company and its subsidiaries have to purchase ancillary equipment and parts which include mainly the raw materials and ancillary equipment and other installation and products relevant to the production operation for the infrastructure construction works for power plants. Pursuant to the provisions of the 2018 Huaneng Group Framework Agreement with respect to the purchase of ancillary equipment and parts in 2018 by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates, the annual cap of such transactions for 2018 was set at RMB1.6 billion. During the period from 1 January 2018 to 30 September 2018, the aggregate transaction amount (unaudited) in respect of the purchase of ancillary equipment and parts by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates was approximately RMB101 million. It is estimated that by the end of 2018, the actual aggregate transaction amount will not exceed the anticipated transaction amount of 2018. The substantial difference between the estimated transaction amount and the actual transaction amount was primarily due to the adjustments to the anticipated transactions made by the Company according to the actual overall business scale and operation of the Company and market changes. In 2018, the scale of the newly constructed thermal power projects of the Company was reduced as compared with the previous year.

For 2019, the aggregate transaction amount with respect to the purchase of ancillary equipment and parts by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates under the Huaneng Group Framework Agreement is estimated not to exceed RMB500 million. Such cap is estimated on the basis of the overall business scale and operation of the power plants of the Company and its subsidiaries, a reasonable expectation of the Company and its subsidiaries as to the development of the relevant power plants, and also taking into account at the same time the benefit of offering favourable prices on bulk purchases by Huaneng Group and its subsidiaries and associates.

The competitive advantage of Huaneng Group and its subsidiaries and associates in the supply of ancillary equipment and parts is that they are able to offer more favourable prices for bulk purchase of ancillary equipment and parts. Taking into consideration the ability of Huaneng Group and its subsidiaries and associates to offer more favourable prices for ancillary equipment and parts, and owing to their close relationships with the Company and its subsidiaries, Huaneng Group and its subsidiaries and associates are able to provide the Company with the ancillary equipment and parts in a timely and reliable manner, thereby minimising the management and operational costs of the Company.

Pursuant to the Huaneng Group Framework Agreement, the terms and the prices with respect to the purchase of ancillary equipment and parts by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates are negotiated at arm’s length terms, taking into account the then prevailing market conditions; but in any event at the terms and prices no less favourable than those offered to the Company and its subsidiaries by an independent third party for the same or similar type of ancillary equipment and parts. In addition, the payment of such purchases will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to such framework agreement.

LETTER FROM THE BOARD

The Board (including the independent non-executive Directors) is of the view that the transactions for the purchase of ancillary equipment and parts as contemplated by the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); and (iii) on terms and proposed caps that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As none of the Applicable Percentage Ratios relating to the scale of the transactions in question calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceeds 5%, such transactions are only subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rules 14A.55 to 14A.59 of the Hong Kong Listing Rules in respect of the annual review of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2019 exceeds the above cap (i.e. RMB500 million), the Company will further comply with the requirements under Rule 14A.54 of the Hong Kong Listing Rules.

(2)	Purchase of fuel and transportation services

The Company’s main fuel for power generation is coal. Pursuant to the Huaneng Group Framework Agreement, the Company and its subsidiaries will purchase fuel and coal transportation services from Huaneng Group and its subsidiaries and associates at prices and charges calculated by reference to RMB/ton and the actual weight of carriage, with arm’s length terms taking into account the then market conditions, and in any event the terms of the purchases of coal and the transportation services shall be no less favourable than those offered by independent third parties to the Company and its subsidiaries for the same or similar type of coal supply or transportation services.

Pursuant to the provisions of the 2018 Huaneng Group Framework Agreement with respect to the purchase of fuel and transportation services in 2018 by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates, the cap of the aggregate transaction amount for 2018 was set at RMB35.9 billion. During the period from 1 January 2018 to 30 September 2018, the aggregate transaction amount (unaudited) for purchase of fuel and transportation services by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates was approximately RMB19.318 billion. It is estimated that by the end of 2018, the actual aggregate transaction amount will not exceed the anticipated transaction amount of 2018. The substantial difference between the estimated transaction amount and the actual transaction amount was primarily due to the adjustments to the anticipated transactions made by the Company according to the actual operations of the Company and market changes; and the substantial changes in the coal market and transportation market as compared with expectation, resulting in a substantial difference between the estimated transaction amount and the actual transaction amount.

The cap of the transaction amount for purchase of fuel and transportation services by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates pursuant to the Huaneng Group Framework Agreement in 2019 is estimated to be RMB48.9 billion. The payment of the consideration will be settled in cash in arrears, or in accordance with the payment terms agreed by

LETTER FROM THE BOARD

the relevant parties in the contracts to be entered into pursuant to the framework agreement. The cap of such amount is set based on the current overall business scale and operation of the Company and the power plants of its subsidiaries, and the reasonable expectation of those power plants by the Company and its subsidiaries, and at the same time the capability in offering relatively competitive prices on bulk purchase of coal and transportation by Huaneng Group and its subsidiaries and associates.

The competitive advantage of Huaneng Group and its subsidiaries and associates in the supply of fuel and transportation services is that they can offer more favourable prices for bulk purchase of fuel and transportation services. Taking into consideration the ability of Huaneng Group and its subsidiaries and associates to offer more favourable prices for purchases of fuel and transportation services, and owing to their close relationships with the Company and its subsidiaries, Huaneng Group and its subsidiaries and associates are able to provide the Company and its subsidiaries with fuel and transportation services in a timely and reliable manner, thereby minimising the management and operational costs of the Company and its subsidiaries.

The estimated transaction amount for 2019 is based on the actual status accomplished in 2018 and the increase derives primarily from Huaneng Supply Chain Platform Technology Co., Ltd. (the “Platform Company”). Huaneng Group and its subsidiaries and associates have the competitive advantage in offering more favourable prices to the Company and its subsidiaries on bulk purchases of fuel and transportation services. Following the establishment of the Platform Company, it is expected that the transaction volume on the purchase of coal and transportation services (including bulk and individual purchases) will be increased given that the Platform Company was established by Huaneng Group as an enterprise with market competitiveness to respond to market changes, and to grasp the development opportunities of the free zone (free port) constructed in Hainan, so as to leverage on the competitive edge of resources sharing, complementary advantages, and synergistic development on aspects of resources, finance, logistics, etc. to shorten the transportation chain for serving the power plants within the intragroup of Huaneng Group with competitive prices. In individual purchases, the prices of the fuel and transportation services offered by Huaneng Group and its subsidiaries and associates were relatively not competitive when compared with the prices offered by independent third parties. With the establishment of the Platform Company, it is expected that the transaction amount on individual purchases of fuel and transportation services in 2019 will be increased. The increase in cap of the transaction amount for purchase of fuel and transportation services in 2019 has primarily taken into account the anticipated increase in volume of such individual purchases.

The Company has a right in procurement selection. For the Platform Company to participate in the Company’s procurement auction, the Company shall make use of the scale procurement advantage of the Platform Company with prices no less favourable than the prices offered by independent third parties offered to the Company and its subsidiaries and at the same time to leverage on the free trade zone in Hainan, the place where the Platform Company was established, to enjoy the advantage brought about by the benefits of the Government policies to further lower the procurement costs.

The Directors (including the independent non-executive Directors) are of the view that the transactions for the purchase of fuel and transportation services from Huaneng Group and its subsidiaries and associates contemplated under the Huaneng Group Framework Agreement were

LETTER FROM THE BOARD

entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); and (iii) on terms and proposed caps that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the Applicable Percentage Ratios relating to the transaction scale for the purchase of fuel and transportation services by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceed 5%, such transactions shall be subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules and the requirement to obtain approval from the Independent Shareholders. The Company has conducted a detailed survey in respect of its short-term and long-term operational demand for coal and coal transportation services. The Company is of the view that before the convening of the EGM, such transactions will not (and the Company will through its internal control system ensure that such transactions will not) exceed the relevant thresholds that require Independent Shareholders’ approval under the Hong Kong Listing Rules.

(3)	Leasing of facilities, land and office spaces

For operational needs, the Company and its subsidiaries have to lease facilities, land and office spaces (mainly including power transmission and transformation assets, vessels, land and office spaces for power plants, etc.) from Huaneng Group and its subsidiaries and associates. Pursuant to the provisions of the 2018 Huaneng Group Framework Agreement with respect to the leasing of facilities, land and office spaces in 2018 by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates, the cap of the relevant transaction amount for 2018 was set at RMB300 million. During the period from 1 January 2018 to 30 September 2018, the aggregate transaction amount (unaudited) which has already been paid by the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates for leasing of facilities, land and office spaces was approximately RMB188 million. It is estimated that by the end of 2018, the actual aggregate transaction amount will not exceed the anticipated transaction amount of 2018.

Pursuant to the Huaneng Group Framework Agreement, the transaction amount with respect to the leasing of facilities, land and office spaces by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates in 2019 is estimated not to exceed RMB200 million. The estimate of such cap amount is based on the existing overall business scale and operation of the power plants of the Company and its subsidiaries, the anticipated development and growth of such power plants as deemed reasonable by the Company and its subsidiaries, taking into account at the same time the benefit of favourable prices offered by Huaneng Group and its subsidiaries and associates for leasing of facilities, land and office spaces.

In respect of leasing of facilities, land and office spaces, the competitive advantage of Huaneng Group and its subsidiaries and its associates is their ability to offer more favourable prices for leasing of facilities, land and office spaces. Taking into consideration the ability of Huaneng Group and its subsidiaries and associate in offering more favourable prices for leasing of facilities, land and office spaces, and owing to their close relationships with the Company and its subsidiaries, Huaneng Group

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and its subsidiaries and associates are able to provide the Company with the leased facilities, land and office spaces in a timely and reliable manner, thereby minimising the management and operational costs of the Company and its subsidiaries.

Pursuant to the Huaneng Group Framework Agreement, the terms and the prices with respect to the leasing of facilities, land and office spaces to the Company and its subsidiaries by Huaneng Group and its subsidiaries and associates are negotiated at arm’s length terms, taking into account the then prevailing market conditions; but in any event at the leasing terms and prices no less favourable than those offered to the Company and its subsidiaries by independent third parties for the same or similar types of leased facilities, land and office spaces. In addition, the payment will be settled in cash, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into in future pursuant to the framework agreement.

The Board (including the independent non-executive Directors) is of the view that the transactions for the leasing of facilities, land and office spaces contemplated under the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); and (iii) on terms and proposed caps that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As none of the Applicable Percentage Ratios relating to the scale of the transactions in question calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceeds 5%, such transactions are only subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.55 to 14A.59 of the Hong Kong Listing Rules in respect of conducting annual reviews of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2019 exceeds the above cap (i.e. RMB200 million), the Company will further comply with the requirements under Rule 14A.54 of the Hong Kong Listing Rules.

(4)	Technical services, engineering contracting services and other services

The reciprocal technical services, engineering contracting services and other services between the Company and its subsidiaries and Huaneng Group and its subsidiaries and associates mainly include the provision of maintenance services for power plants’ monitoring systems, real-time consolidation of project data, trial run of generating units, supervision of manufacture of facilities for construction works in progress and insurance services by Huaneng Group and its subsidiaries and associates to the Company and its subsidiaries. At the same time, the Company and its subsidiaries provide operation/production related services to Huaneng Group and its subsidiaries and associates. Pursuant to the 2018 Huaneng Group Framework Agreement, the cap for the aggregate transaction amount with respect to the purchase of technical services, engineering contracting services and other services by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates for 2018 was set at RMB2.1 billion. During the period from 1 January 2018 to 30 September 2018, the aggregate transaction amount (unaudited) for the purchase of technical services, engineering contracting services and other services by the Company and its subsidiaries from Huaneng Group and

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its subsidiaries and associates was approximately RMB524 million. It is estimated that by the end of 2018, the actual aggregate transaction amount will not exceed the anticipated transaction amount of 2018. The substantial difference between the estimated transaction amount and the actual transaction amount was primarily due to the fact that adjustments were made to the projected transactions based on the Company’s actual business scale and operation as a whole and the changes in market conditions.

Pursuant to the Huaneng Group Framework Agreement, the transaction amount with respect to the purchase of technical services, engineering contracting services and other services by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates in 2019 is estimated not to exceed RMB2.8 billion. The estimate of such cap is based on the one hand on the existing overall business scale and operation of the power plants of the Company and its subsidiaries as well as the anticipated development and growth of such power plants as deemed reasonable by the Company and its subsidiaries, having taken into account the benefit of favourable prices for the purchase of technical services and engineering contracting services and other services offered by Huaneng Group and its subsidiaries and associates, and on the other the needs for providing and engaging in relevant business operation by Huaneng Group and its subsidiaries and associates to the Company and its subsidiaries.

On the one hand, the competitive advantage of Huaneng Group and its subsidiaries and associates in terms of providing technical services, engineering contracting services and other services is that they can offer more favourable prices to the Company and its subsidiaries. Taking into consideration the ability of Huaneng Group and its subsidiaries and associates to offer more favourable prices for technical services, engineering contracting services and other services, and owing to their close relationships with the Company and its subsidiaries, Huaneng Group and its subsidiaries and associates are able to provide the Company and its subsidiaries with the technical services, engineering contracting services and other services in a timely and reliable manner, thereby minimising the management and operational costs of the Company and its subsidiaries. In addition, some of the subsidiaries and associates of Huaneng Group focus on researching information technology and national new energy power generation technology, as well as equipment of thermal energy in power plants, therefore can provide reliable and efficient services of information technology and project contracting, and can also provide advanced and comprehensive power station-specific technical services and project contracting services, which can lower the operational costs of the Company and its subsidiaries. On the other hand, the Company is of the view that the provision of relevant production and operation services to Huaneng Group and its subsidiaries and associates can bring operational benefits to the Company and its subsidiaries.

Pursuant to the Huaneng Group Framework Agreement, the terms and the prices with respect to the purchase of technical services, engineering contracting services and other services by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates are negotiated at arm’s length terms, taking into account the then prevailing market conditions; but in any event at the terms and prices no less favourable than those offered to the Company and its subsidiaries by independent third parties for the same or similar types of technical services, engineering contracting services and other services. In addition, the payment of consideration will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to the framework agreement.

LETTER FROM THE BOARD

The Board (including the independent non-executive Directors) is of the view that the transactions for the purchase of technical services, engineering contracting services and other services as contemplated under the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); and (iii) on terms and proposed caps that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the Applicable Percentage Ratios relating to the scale of the transactions in question calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules do not exceed 5%, such transactions are only subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.55 to 14A.59 of the Hong Kong Listing Rules in respect of conducting annual reviews of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2019 exceeds the above cap (i.e. RMB2.8 billion), the Company will further comply with the requirements under Rule 14A.54 of the Hong Kong Listing Rules.

(5)	Purchase of entrusted sale services from Huaneng Group and its subsidiaries and associates

The purchase of entrusted sale services by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates involves mainly the use of power generation quota of the Company and its subsidiaries for substituted power generation by Huaneng Group and its subsidiaries and associates. The 2018 Huaneng Group Framework Agreement did not include this type of transaction where during the period from 1 January 2018 to 30 September 2018, the Company and its subsidiaries have not entered into this type of transaction with Huaneng Group and its subsidiaries and associates. Pursuant to the Huaneng Group Framework Agreement, the transaction amount for the purchase of entrusted sale services by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates is estimated to be RMB500 million. Such cap is set on the basis of the current overall business scale and operation scale of the transaction parties, estimation of the on-grid tariff and substituted tariff, and reasonable expectation of the Company and its subsidiaries as to the development of the transaction parties. In order to implement the State’s energy saving and emission reduction strategies, to save production cost and to boost efficiency, the Company and its subsidiaries have entered into substituted power generation transactions with power plants in the places where the Company and its subsidiaries are located (including with connected persons and non-connected persons). The advantage of Huaneng Group and its subsidiaries and associates is that they maintain a good relationship with the Company and its subsidiaries.

Pursuant to the Huaneng Group Framework Agreement, the terms and the prices with respect to the purchase of the aforesaid entrusted sale services by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates are negotiated at arm’s length terms, taking into account the then prevailing market conditions; but in any event at the terms and prices no less favourable than those offered to the Company and its subsidiaries by independent third parties for the

LETTER FROM THE BOARD

same or similar types of services. In addition, the payment of consideration will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to the framework agreement.

The Board (including the independent non-executive Directors) is of the view that the transactions for the purchase of the aforesaid entrusted sale services as contemplated under the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); and (iii) on terms and proposed caps that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As none of the Applicable Percentage Ratios relating to the scale of the transactions in question calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceeds 5%, such transactions are only subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.55 to 14A.59 of the Hong Kong Listing Rules in respect of conducting annual reviews of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2019 exceeds the above cap (i.e. RMB500 million), the Company will further comply with the requirements under Rule 14A.54 of the Hong Kong Listing Rules.

(6)	Provision of entrusted sale services to Huaneng Group and its subsidiaries and associates

The provision of entrusted sale services to Huaneng Group and its subsidiaries and associates by the Company and its subsidiaries involves mainly the use of power generation quota of Huaneng Group and its subsidiaries and associates for substituted power generation by the Company and its subsidiaries. Where the Company and its subsidiaries generate electricity under the quota of and in substitution for Huaneng Group and its subsidiaries and associates, payments under such transactions will be settled in two ways: (1) upon power generation, the Company and its subsidiaries shall settle the payment with the power grid company before paying the difference to Huaneng Group and its subsidiaries and associates; and (2) upon power generation, Huaneng Group and its subsidiaries and associates shall settle the payment with the power grid company before paying substituted power generation costs and other relevant expenses to the Company and its subsidiaries. Pursuant to the 2018 Huaneng Group Framework Agreement with respect to the provision of entrusted sale services to Huaneng Group and its subsidiaries and associates by the Company and its subsidiaries, the cap of the aggregate transaction amount for 2018 was set at RMB900 million. During the period from 1 January 2018 to 30 September 2018, the aggregate transaction amount for the provision of entrusted sale services to Huaneng Group and its subsidiaries and associates by the Company and its subsidiaries was RMB0. It is estimated that by end of 2018, the aggregate of the actual transaction amount will not exceed the anticipated transaction amount in 2018. The reason for the substantial difference between the estimated transaction amount and the actual transaction amount was due to the adjustments made by the Company based on the actual overall business scale and operation status and the changes in market.

LETTER FROM THE BOARD

Pursuant to the Huaneng Group Framework Agreement, the transaction amount with respect to such entrusted sale services between the Company and its subsidiaries and Huaneng Group and its subsidiaries and associates for 2019 is estimated to be RMB600 million. Such cap is set on the basis of the current overall business and operation scale of the transaction parties, estimation of the on-grid tariff and substitution tariff, and reasonable prediction of the Company and its subsidiaries as to the development of the transaction parties.

In order to increase electricity output and boost efficiency, the Company and its subsidiaries have entered into substituted power generation transactions with power plants already closed or still in operation in the places where they are located (including connected persons and non-connected persons). The advantage of Huaneng Group and its subsidiaries and associates in the provision of substituted power generation is that they charge higher tariffs so that the Company and its subsidiaries can produce a higher marginal contribution. Besides, Huaneng Group and its subsidiaries and associates maintain good relationship with the Company and its subsidiaries.

Pursuant to the Huaneng Group Framework Agreement, the terms and prices with respect to the provision of aforesaid entrusted sale services to Huaneng Group and its subsidiaries and associates by the Company and its subsidiaries are negotiated at arm’s length terms, taking into account the then prevailing market conditions, but in any event at the terms and prices no less favourable than those offered to the Company and its subsidiaries by an independent third party for the same or similar type of services.

The Board (including the independent non-executive Directors) is of the view that the transactions for provision of entrusted sale services to Huaneng Group and its subsidiaries and associates by the Company and its subsidiaries pursuant to the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable than terms accepted by the Company from independent third parties); and (iii) on terms and proposed caps that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As none of the Applicable Percentage Ratios relating to the scale of the transactions in question calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceeds 5%, such transactions are only subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.55 to 14A.59 of the Hong Kong Listing Rules in respect of the annual review of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2019 exceeds the above cap (i.e. RMB600 million), the Company will further comply with the requirements under Rule 14A.54 of the Hong Kong Listing Rules.

(7)	Sale of products

To be more cost-efficient in management, the Company’s subsidiary(ies) will sell products (mainly coal) to Huaneng Group and its subsidiaries and associates. The prices and charges of coal will be calculated by reference to RMB/ton and the actual weight of carriage, with arm’s length terms

LETTER FROM THE BOARD

taking into account the then market conditions, and in any event the terms of the purchases of coal and other related products shall be no less favourable than those offered by independent third parties to the Company for the same or similar type of coal supply and other related products. Pursuant to the 2018 Huaneng Group Framework Agreement, the cap of the aggregate transaction amount with respect to the sale of products by the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates for 2018 was set at RMB3.6 billion. During the period from 1 January 2018 to 30 September 2018, the aggregate transaction amount (unaudited) for the sale of products by the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates was RMB0. It is estimated that by the end of 2018, substantial the actual aggregate transaction amount will not exceed the anticipated transaction amount for 2018. The substantial difference between the estimated transaction amount and the actual transaction amount was primarily due to the adjustment to transactions according to the changes in coal demand by certain power plants of Huaneng Group and its subsidiaries.

Pursuant to the Huaneng Group Framework Agreement, the transaction amount with respect to the sale of products between the Company and Huaneng Group and its subsidiaries and associates for 2019 is estimated to be RMB600 million. The payment of the consideration will be settled in cash in arrears, or in accordance with the payment terms to be agreed by the relevant parties pursuant to the Huaneng Group Framework Agreement. Such estimate of cap amount is based on the demand of coal and relevant products of the power plants of Huaneng Group and its subsidiaries in 2019 and more favorable pricing by way of bulk purchase. In order to leverage the advantage of scale procurement, the Company may increase the purchase volume of coal and re-sell excess portion to the power plants of Huaneng Group and its subsidiaries.

The Board (including the independent non-executive Director) is of the view that the transactions for sale of products to Huaneng Group and its subsidiaries and associates pursuant to the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); and (iii) on terms and proposed caps that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As none of the Applicable Percentage Ratios relating to the scale of the transactions in question calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceeds 5%, such transactions are only subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.55 to 14A.59 of the Hong Kong Listing Rules in respect of the annual review of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2019 exceeds the above cap (i.e. RMB600 million), the Company will further comply with the requirements under Rule 14A.54 of the Hong Kong Listing Rules.

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(8)	Purchase of electricity

The electricity purchase by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates is mainly attributable to the demand for participation in the electricity market transactions by the government organisations in their respective regions. Pursuant to the provisions of the 2018 Huaneng Group Framework Agreement with respect to the purchase of electricity by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates, the cap of the aggregate transaction amount for 2018 was set at RMB900 million. During the period from 1 January 2018 to 30 September 2018, the transaction amount (unaudited) in respect of the purchase of electricity by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates was RMB0. The substantial difference between the estimated transaction amount and the actual transaction amount was primarily due to the adjustments made by the Company based on the actual overall business scale and operation status and the changes in market.

For 2019, the transaction amount with respect to purchase of electricity by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates is estimated to be RMB300 million. Such cap is estimated on the basis of the operation targets of electricity sales companies of the Company to be achieved, the principle of maximising the interests of the Company, and in accordance with the rules of market exchange promulgated by the government, and the electricity sales companies of the Company purchase electricity from power plants of connected persons or sales companies.

Pursuant to the current transaction settlement method, the Company and its subsidiaries purchase electricity from power plants of connected persons (including Huaneng Group and its subsidiaries and associates) or electricity sales companies and settle through the grid enterprises in accordance with the contractual agreements between the parties to the transaction. There is no actual settlement relationship between the Company and its connected persons (including Huaneng Group and its subsidiaries and associates), and the transaction amount is determined according to the contractual terms of both parties to the transaction.

The Board (including the independent non-executive Directors) is of the view that the transactions for purchase of electricity from Huaneng Group and its subsidiaries and associates by the Company and subsidiaries pursuant to the Huaneng Group Framework Agreement were entered into:
(i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable than terms accepted by the Company from independent third parties); and (iii) on terms and proposed caps that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As none of the Applicable Percentage Ratios relating to the scale of the transactions in question calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceeds 5%, such transactions are only subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.55 to 14A.59 of the Hong Kong Listing Rules in respect of the annual review of these continuing connected transactions. If the actual aggregate amount of such

LETTER FROM THE BOARD

transactions during the year ending 31 December 2019 exceeds the above cap (i.e. RMB300 million), the Company will further comply with the requirements under Rule 14A.54 of the Hong Kong Listing Rules.

(9)	Sale of electricity

The electricity sale by the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates is mainly attributable to the demand for participation in the electricity market transactions by the government organisations in their respective regions. Pursuant to the provisions of the 2018 Huaneng Group Framework Agreement with respect to the sale of electricity by the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates, the cap of the aggregate transaction amount for 2018 was set at RMB100 million. During the period from 1 January 2018 to 30 September 2018, the transaction amount in respect of the sale of electricity by the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates was approximately RMB2 million. The substantial difference between the estimated transaction amount and the actual transaction amount was primarily due to the adjustments made by the Company based on the actual overall business scale and operation status and the changes in market.

For 2019, the transaction amount with respect to sale of electricity by the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates is estimated to be RMB900 million. Such cap is estimated on the basis of the operation targets of power plants and electricity sales companies of the Company to be achieved and the principle of maximising the Company’s interests, according to the trading rules promulgated by the government, sale of electricity to power-consuming enterprises or electricity sales companies of connected persons by power plants or electricity sales companies of the Company.

Pursuant to the current transaction settlement method, the Company and its subsidiaries sell electricity to users of connected persons (including Huaneng Group and its subsidiaries and associates) or electricity sales companies, and settle through the grid enterprises in accordance with the contractual agreement between the parties to the transaction. There is no actual settlement relationship between the Company and its connected persons (including Huaneng Group and its subsidiaries and associates), and the transaction amount is determined according to the contractual terms of both parties to the transaction.

The Board (including the independent non-executive Directors) is of the view that the transactions for sale of electricity to Huaneng Group and its subsidiaries and associates by the Company and subsidiaries pursuant to the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable than terms accepted by the Company from independent third parties); and (iii) on terms and proposed caps that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As none of the Applicable Percentage Ratios relating to the scale of the transactions in question calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceeds 5%, such transactions are only subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval

LETTER FROM THE BOARD

requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.55 to 14A.59 of the Hong Kong Listing Rules in respect of the annual review of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2019 exceeds the above cap (i.e. RMB900 million), the Company will further comply with the requirements under Rule 14A.54 of the Hong Kong Listing Rules.

(10)	Sale of heat

The heat to be sold by the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates mainly includes the sale of thermal products like industrial steam and hot water generated by the power plants and heat generating entities of the subsidiary sales companies. The 2018 Huaneng Group Framework Agreement did not include this type of transaction where during the period from 1 January 2018 to 30 September 2018, the Company and its subsidiaries have not entered into this type of transaction with Huaneng Group and its subsidiaries and associates.

Pursuant to the Huaneng Group Framework Agreement, the transaction amount for the sale of heat by the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates is estimated to be RMB100 million. Such cap is set on the basis of the operation targets of the power plants and heat generating entities of the subsidiaries of the Company, and on principle of maximizing the profit of the Company.

The Board (including the independent non-executive Directors) is of the view that the transactions for sale of heat by the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates pursuant to the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable than terms accepted by the Company from independent third parties); and (iii) on terms and proposed caps that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As none of the Applicable Percentage Ratios relating to the scale of the transactions in question calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceeds 5%, such transactions are only subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.55 to 14A.59 of the Hong Kong Listing Rules in respect of the annual review of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2019 exceeds the above cap (i.e. RMB100 million), the Company will further comply with the requirements under Rule 14A.54 of the Hong Kong Listing Rules.

(11)	Trust loans and entrusted loans

Trust loan is direct borrowing of loans by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates without the involvement of any agent bank as an intermediary, whereas entrusted loan is primarily organized between Company and its subsidiaries

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and Huaneng Group and its subsidiaries and associates with a trustee or agent bank acting as an intermediary. The Huaneng Group Framework Agreement has also included (i) borrowing of trust loans by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates; and (ii) the provision of entrusted loans from Huaneng Group and its subsidiaries and associates to the Company and its subsidiaries. For reasons as set out in the paragraph below, the trust loans and the entrusted loans under the Huaneng Group Framework Agreement are exempted the reporting, announcement and Independent Shareholders’ requirements under the Hong Kong Listing Rules. The setting of the cap of the transaction amount (i.e. interest arising from borrowing of the relevant trust loans) of the trust loans borrowed and the transaction amount (i.e. amount of the entrusted loans) of the entrusted loans received is to comply with the disclosure requirements under the Shanghai Listing Rules. The cap of the transaction amount (i.e. interest arising from borrowing of the relevant trust loans) of the trust loans borrowed for 2019 is expected to be RMB200 million and the transaction amount (i.e. amount of the entrusted loans) of the entrusted loans received for 2019 is expected to be RMB5 billion (maximum daily balance of the loan).

Given that the trust loans and entrusted loans are obtained by the Company and its subsidiaries from or through Huaneng Group and its subsidiaries and associates on normal commercial terms which are comparable to or more favourable than those available from independent third parties for similar services in the PRC and that no security is granted over the assets of the Company and its subsidiaries in respect of such services, the trust loans and entrusted loans contemplated under the Huaneng Group Framework Agreement are exempted from the reporting, announcement and Independent Shareholders’ approval requirements pursuant to Rule 14A.90 of the Hong Kong Listing Rules. The Company therefore only makes disclosure in light of the Company’s announcement disclosed on the Shanghai Stock Exchange.

Fairness of the Continuing Connected Transactions under the Huaneng Group Framework Agreement and its Impact on the Independency of the Company

The Huaneng Group Framework Agreement was signed on normal commercial terms which are fair and reasonable, with the prices/fees/interests agreed and confirmed by both parties by negotiating and concluding with arm’s length terms, taking into account the then prevailing market conditions, and the terms of the relevant agreement and the transactions under such agreement offered to the Company and its subsidiaries by Huaneng Group and its subsidiaries and associates are no less favourable than those available from independent third parties. The Company and its subsidiaries will sign necessary written agreements on specific transactions with Huaneng Group and its subsidiaries and associates within the range set by the above-stated Framework Agreement according to actual conditions, and pay and/or charge the relevant prices/fees/interests based on the agreed method set forth in the relevant agreements.

The Company will, through the Huaneng Group Framework Agreement and a series of management arrangements in accordance with the regulatory requirements, maintain its independency in decision-making, the fairness of the prices of the transactions as well as the flexibility of the Company in connected transactions so as to alleviate the independence on its controlling shareholder. Such arrangements shall include without limitation the Company’s right to make independent

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decisions as to the price and quantity of purchase and to access and obtain market information through various means so that the terms obtained by the Company from Huaneng Group will be no less favorable than those available from independent third parties.

Based on the above, the Company is of the opinion that the Huaneng Group Framework Agreement and the continuing connected transactions thereunder are in the interests of the Company and the shareholders as a whole. Meanwhile, the Company has a complete business system and the ability to operate independently facing the market, therefore the above-stated framework agreements and the continuing connected transactions contemplated thereunder do not affect the independency of the Company.

Measures to Safeguard the Interest of the Independent Shareholders

Directors and senior management of the Company will monitor closely and review regularly each continuing connected transaction of the Company, and will adopt a series of risk management arrangements, and endeavour to maintain, in relation to each continuing connected transaction, the independence of the Company; the fairness of the price of the transaction; the fairness of the terms of the transaction; and the right of choice of the Company to conduct transactions with independent third parties other than Huaneng Group and its subsidiaries and associates. The relevant arrangements include:

•	the continuing connected transactions contemplated under the Huaneng Group Framework Agreement are conducted on a non-exclusive basis;

•
for transactions relating to the purchase of ancillary equipment and parts, the Company has a choice in selecting the procurement. In participating the Company’s procurement auction, the Company will ensure that the prices will be no less favourable than the procurement prices offered to the Company and its subsidiaries. To better understand the market trend, and to compare prices and bid prices during the auction process, the Company will conduct such transactions according to the Company’s procurement policy, which mainly stipulates that the Company will, from time to time, obtain quotations from reputable suppliers (including Huaneng Group and its subsidiaries and associates) and/or invite tenders from multiple suppliers and/or in certain circumstances make price enquiries. According to the Company’s procurement policy, in addition to the offer of same or more favourable terms by the counterparty in a transaction, the Company will also consider other factors, including the corporate background of the counterparty; its reputation and reliability; its ability to conduct the transaction in accordance with the terms of the contract; and its understanding of the Company’s needs, in order to maximising the Company’s interest in the transaction and at the same time reduce the Company’s time and costs of transaction;

•
for transactions in relation to the purchase of fuel and coal transportation services, the Company has established a dedicated mechanism for information exchange and weekly and monthly information analysis, which mainly consists of: (i) collection of price information, such as pithead prices, listed prices at major coal production localities, inland coal transaction price indices, aximi price indices, domestic futures indices,

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global coal prices, and price indices of imported coal; and in addition, information relating to the storage at harbours, the production, transportation and sale of coal, and price indices of freights is also collected as an aid in analysing the trend of the market price. The major information collection channels of the Company include: China Coal Market website 中國煤炭市場網 (http://www.cctd.com.cn), China Coal Resources website 中國煤炭資源網 (http://www.sxcoal.com) and Qinhuangdao Coal website 秦皇 島煤炭網 (http://www.cqcoal.com), etc.; (ii) the Company has also established the Qinhuangdao distribution centre, which is charged with the monitoring of the daily, weekly and monthly prices of coal based on aximi and water transportation and related developments; (iii) the Company’s branch companies and power plants are charged with collecting information on the market and pithead prices of their own location. In terms of pricing, the Company will issue weekly the guidance procurement price of coal for coastal power plants (based on the market information collected and generally lower than the then prevailing market price), the Company will invite at least three suppliers (including Huaneng Group and its subsidiaries and associates) to provide coal quotations within the range of the guidance procurement price as well as the price for transportation services. The Company shall assess the quotations based on factors such as quality, locality and market conditions, in order to determine the appropriate price for the purchase of fuel and the price for coal transportation. If two or more of the quotations obtained fall within the price for the purchase of fuel and coal transportation, factors such as the long-term relationship between the Company and the local large- scale coal enterprise and the ability of such enterprise to provide a stable supply of coal will be considered before the Company makes a final decision to purchase the fuel and coal transportation services. The Company will independently choose and purchase from the best offer according to the market conditions relied upon in developing the Company’s procurement strategies. The Company believes that such purchaser-oriented pricing process will lead to an open and transparent market mechanism for competition on prices;

•
for transactions in relation to the purchase of fuel and coal transportation services, the “market conditions” relied upon in developing the Company’s procurement strategies can principally be summarised in the following manner: (i) changes in the prices of coal; (ii) aspects on coal transportation, including status on ship transportation at port (e.g. in circumstances where the northern ports such as Qinhuangdao are stranded seriously, the Company will arrange certain coal to be imported), the status on railway transportation (e.g. substantial overhaul of Datong Qinhuangdao railway), the status on road transportation (e.g. where the northern regions are affected by seasonal rain/snow); (iii) production condition (e.g. where major cooperation partners for coal supply or regional coal enterprises experience any safety incidents which may lead to a suspension in coal production or safety checks and hence the coal mine safety inspections may affect domestic coal production or supply of coal regionally, or where the import of coal from coal production areas like Indonesia, Australia, Colombia, South Africa, etc. are affected by incidents of natural disasters, storm, typhoon, strike, etc.); (iv) status on level of inventory (including changes in the inventory at major ports and where power enterprises and coal companies run low in stock; and (v) status on changes in policy. The State has promulgated a number of environmental protection policies and coal

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industry policies which may have an impact on the volume of coal consumption, the types and quality of coal required by power enterprises. The Company will timely follow and collect latest information on market condition for assessing and formulating the Company’s procurement strategies;

•
for transactions in relation to leasing of power transmission and transformation assets, the lease by the Company and its subsidiaries of such facilities from Huaneng Group and its subsidiaries and associates is based on arm’s length terms. The leasing fee payable is principally to offset the outlay of the supplier’s costs, interest payment, operational expenses in maintenance, etc. Such leasing fee has been adopted for use since 2004 and has not been adjusted on account of inflation or other factors during such period. For transactions in relation to the leasing of land and office spaces, the Company will have regard to the then prevailing market rent for similar types of properties in the nearby locations (which is publicly available information), and/or consult reputable local real estate agents for benchmarks of assessment. Such transactions will be reviewed by the Company’s legal department in the legal aspects and approved by the contract management department;

•
for transactions in relation to provision of technical services, engineering contracting services and other services, the Company will conduct such transactions according to the relevant procurement management rules, and will, when procurement of such transactions is required, obtain at least three quotations from suppliers of scale (including Huaneng Group and its subsidiaries and associates), and/or invite tenders from multiple suppliers and/or in certain circumstances make price enquiries in conducting such procurements. According to the Company’s procurement policy, in addition to the offer of same or more favourable terms by the counterparty in a transaction, the Company will also consider other factors, including the Company’s specific requirements in a transaction, the comparable advantages of the technological expertise of counterparties and the ability of counterparties to perform the contract and to provide follow-up services consequential to completion of a transaction, in order to maximise the Company’s interest. As regards the provision of operation/production and related port supportive services, the prices are basically market-driven according to the prevailing market conditions. Nonetheless, the Company will conduct enquiry process by making reference to at least three other contemporaneous transactions with unrelated third parties for similar services to determine if the prices and terms offered by Huaneng Group and its subsidiaries and associates are fair and reasonable and comparable to those offered by independent third parties;

•
for transactions in relation to the purchase of entrusted sale services to Huaneng Group and its subsidiaries and associates, and the provision of entrusted sale services from Huaneng Group and its subsidiaries and associates, it is formulated in tandem with the State’s electricity system reform policies and clean energy adoption measures. Through the centralised coordination, the Company will conduct the transactions in accordance with the implementation rules governing substituted of power generation in the area(s) where such power plant(s) is/are located, having taken into account the status regarding the operation of the Company’s generating units and the actual changes in the market;

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•
for transactions in relation to sale of products, in principle, the fuel company (which is 100% owned by the Company) will only sell coal to the Company’s power plants. The Company will strictly control the conduct of coal sale transactions between the fuel company and related power plants. In circumstances where there is a severe shortage in the level of inventory in the power plants, the Company will, on condition that the Company’s own power plants are preserved with sufficient coal supply to maintain its operation, sell part of the coal, as a temporary measure, to related power plants at prices according to the changes in market conditions. The Company will, through the information collection channels mentioned in transaction regarding purchase of fuel and coal transportation services above, with reference to the then market conditions and in conjunction with the costs for coal purchase by the fuel company, determine the then selling prices, so as to recoup the costs and to have a small profit;

•
the purchase of electricity transactions will be conducted in accordance with the principles of the “Several Opinions on Further Deepening the Reformation of the Power System” (Zhong Fa [2015] 9) and the Opinions on Implementation of Orderly Liberalising Power Generation and Utilization Plan《關於有序放開發用電計劃的實施 意見》 and based on the operation targets of power plants and electricity sales companies of the Company to be achieved in 2018, the analysis of the need for electricity by national large users and the principle of maximising the interests of the Company, and if the electricity sales companies of the Company purchase electricity from power plants or electricity sales companies of connected persons, the transaction prices for purchase of electricity from connected persons will be similar to the average price level of similar transactions in the market. In this regard, the Company will obtain at least three quotations from reputable suppliers (including Huaneng Group and its subsidiaries and associates) and/or in certain circumstances make price enquiries in accordance with the Company’s procurement policy;

•
the sale of electricity transactions will be conducted in accordance with the principles set forth in the Opinions on Implementation of Promoting the Reform of Electricity Sale 《關於售電側改革的實施意見》 jointly issued by the NDRC and the NEA and the Opinions on Implementation of Orderly Liberalising Power Generation and Utilization Plan《關於有序放開發用電計劃的實施意見》and based on the operation targets of power plants and electricity sales companies of the Company to be achieved in 2018, the analysis of electricity consumers’ requirements and the principle of maximising the interests of the Company, and if the power plants or electricity sales companies of the Company sell electricity to power-consuming enterprises or electricity sales companies of connected persons, the transaction prices for sale of electricity to connected persons will be similar to the average price level of similar transactions in the market. The Company will conduct enquiry process by making reference to at least three other contemporaneous transactions with unrelated power-consuming enterprises or electricity sales companies to determine if the prices and terms offered by Huaneng Group and its subsidiaries and associates are similar to the average price level of similar transactions in the market;

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•
the purchase of heat transactions will be conducted at prices not higher than the guidance prices set by the price bureau of government (i.e. the Development and Reform Commission at the provincial level) which will update the guidance prices from time to time. The Company will update the guidance prices following the updates by the price bureau of government. Meanwhile, the Company comply with the management regulations and internal control policy of the Company by obtaining data, on a weekly basis, the changes in demand and supply in the heat market, timely follow and collect latest information on market condition as a guidance for the Company to analyze the demand and supply in the heat market, and the guidance prices for heat promulgated by local government. Adjustment will then be made in a timely manner according to the operating scale of the Company and actual conditions. Also, the transaction results will be explained and disclosed in a timely manner, so as to ensure the interests of the Company being maximised;

•
trust loans and entrusted loans transactions with Huaneng Group and its subsidiaries and associates will be conducted largely depend on the Company's overall fund size, the actual business needs of the Company, the changes in the capital market and the availability of fund that the Company can obtain through financial institutions. All application for loans by operating units of the Company shall be submitted to the finance department in accordance with the Contract Management Rules of the Company. Through centralized co-ordination by the finance department of the Company, offers for the loans will be obtained from at least three financial institutions and non-financial institutions including Huaneng Group and its subsidiaries and associates for review and comparison by the finance department of the Company and approval by the chief accountant of the fund coordination committee (資金協調會); and

•
the contract management department will strictly review contracts, the contract enforcement department will timely monitor the amount of connected transactions, and the relevant functional departments will supervise the compliance monitoring in production and operation. In addition to the annual review of the performance of specific contracts by the independent non-executive Directors and the Company’s auditors, the Company’s supervisors will also monitor the working arrangements involved in the Company’s continuing connected transactions, and review whether the Company’s transactions are fair and conducted at reasonable transaction prices.

Board’s Confirmation

The Board of the Company has considered and approved the Huaneng Group Framework Agreement and the transactions and estimates of relevant amounts of the transactions under each of such agreements. Pursuant to the Shanghai Listing Rules and Rule 14A.68(8) of the Hong Kong Listing Rules, Messrs. Cao Peixi, Huang Jian and Wang Yongxiang, all being directors of the Board of the Company being regarded as having a material interest in the continuing connected transactions given their management positions in Huaneng Group or its associates, abstained from voting on the board resolutions relating to the execution of such agreements. The resolution was voted by directors who are not connected to the transactions.

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3.	REVISION OF THE REMUNERATION OF INDEPENDENT NON-EXECUTIVE DIRECTORS

Reference is made the announcement of Company dated 30 June 2018 in relation to the matter hereunder.

On 29 June 2018, the “Proposal to Revise the Remuneration for Independent Directors of the Company” was approved at the 13th Meeting of the 9th Session of the Board of the Company. According to the relevant stipulations in the “Guidance Opinions on Establishing an Independent Director System in Listed Companies” of the China Securities Regulatory Commission and “Articles of Association” of the Company etc., and after taking into account the corresponding responsibilities assumed by the independent non-executive directors of the Company and their important roles in the Company’s regulated operation and scientific decision-making and at the same time combining with the Company’s actual business situation and comprehensively having made reference to the level of remuneration of independent non-executive directors of listed companies within the same industry, the Company proposes to revise the remuneration of independent non-executive directors to RMB300,000 (before tax) per person per year, payable quarterly. The resolution shall be submitted to shareholders’ meeting of the Company for approval.

The above proposal shall be submitted to the EGM as an ordinary resolution for consideration and approval by the Shareholders.

4.	AMENDMENTS TO THE ARTICLES OF ASSOCIATION AND RULES AND PROCEDURES FOR GENERAL MEETINGS

Reference is made to the Company’s announcement dated 1 August 2018 in relation to the matter hereunder.

For the purpose of enhancing the corporate governance of the Company and in response to the Letter of Proposals from Shareholders issued by China Securities Investor Services Center, the Company proposes to amend and perfect certain provisions as contained in its Articles of Association and Rules and Procedures for general Meetings. Details of which are set out in Appendix I to this circular.

The Articles of Association and Rules and Procedures for General Meetings are written in Chinese and the translation into English language is for reference only. In case of any inconsistency between the English and Chinese versions, the Chinese version shall prevail.

According to the Articles of Association and the relevant rules and regulations, the proposed amendments are subject to the approval of the Shareholders of the Company by way of a special resolution at the EGM. Further, the proposed amendments will become effective after obtaining the approval from the relevant PRC authorities.

The Directors consider that the proposed amendments are in the interest of the Company and its Shareholders as a whole. Advice has been obtained from independent legal advisers that the amended Articles of Association and Rules and Procedures for General Meetings comply with the laws of the PRC and the Hong Kong Listing Rules requirements.

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5.	ELECTION OF A DIRECTOR OF THE COMPANY

Reference is made to the Company’s announcement dated 12 December 2018 in relation to the matter hereunder.

The Board agreed to nominate Mr. SHU Yinbiao as an executive director candidate for the Ninth Session of the Board of the Company.

Below are the biographical details of Mr. SHU Yinbiao:

Mr. SHU Yinbiao, aged 60. He is currently the Party Group Secretary and Chairman of China Huaneng Group Co., Ltd., the Secretary of Party Committee of Huaneng Power International, Inc., the Managing Director of the Chinese Party of China Korea Hydroelectric Company Limited, a member of the 13th National Committee of CPPCC, a member of the Population Resources and Environment Committee and the President of the 36th session of the International Electrotechnical Commission (IEC). He was the Chief Engineer of the State Power Dispatching Centre of State Power Corporation and the Deputy Director of the State Power Dispatching Centre of State Power Corporation, the Deputy Director (Deputy General Manager) and Chief Engineer of the Power Grid Construction Department (Power Grid Construction Branch Company) of State Power Corporation, the Director of the Engineering Construction Department of State Grid Corporation and the president of Power Grid Construction Branch Company, assistant to the president of State Grid Corporation, the vice president and a member of the Party Group of State Grid Corporation, a Director, the president and a member of the Party Group of State Grid Corporation, the Chairman and the Party Group Secretary of State Grid Corporation. He graduated from North China Electric Power University with a master’s degree in power system and automation. He is a PhD candidate majoring in power system and automation of Wuhan University and a professor-grade senior engineer.

Save for the work relationship disclosed in the qualification above, Mr. Shu does not have any other connections and relationships with the Company, its controlling shareholder(s) or the de factor controller(s). Mr. Shu has not been subject to any punishment by the China Securities Regulatory Commission or other related departments, or reprimand by any stock exchange.

The proposal to appoint Mr. Shu as the executive director shall become effective upon the approval at the general meeting until the expiry of the term of the Ninth Session of the Board of the Company. Mr. Shu will not receive any director’s fee. Save for the above, Mr. Shu does not have any relationship with other directors, supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Shu which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

The above proposal shall be submitted to the EGM as an ordinary resolution for consideration and approval by the Shareholders.

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6.	PROVISION OF GUARANTEE BY SHANDONG COMPANY TO ITS SUBSIDIARY

Reference is made to the Company’s announcement dated 24 October 2018 in relation to the matter hereunder.

Background of Shandong Company and Pakistan Company

The Company holds 80% equity interests in Shandong Company while the remaining 20% equity interest of Shandong Company is held by Huaneng Group. Shandong Company is a connected subsidiary of the Company.

Pakistan Company is funded and established jointly by Shandong Company and Shandong Ruyi Technology Group in May 2014. Shandong Company holds a 50% equity interest in Pakistan Company. The registered address of Pakistan Company is in Lajar, Pakistan, and the scope of operation is production and sales of electricity, gas and related by-products. As at 31 December 2017, total assets in the financial statements of Pakistan Company amounted to RMB12.635 billion, total liabilities amounted to RMB10.315 billion (among which, total bank borrowings were RMB9.631 billion and current liabilities were RMB1.984 billion), net assets amounted to RMB2.320 billion, operating income amounted to RMB1.042 billion and net profit was RMB0.129 billion. As at 30 September 2018, total assets in the financial statements of Pakistan Company amounted to RMB13.020 billion, total liabilities amounted to RMB10.485 billion (among which, total bank borrowings were RMB9.435 billion and current liabilities were RMB2.8 billion), net assets amounted to RMB2.535 billion, operating income amounted to RMB4.319 billion and net profit was RMB0.359 billion.

Description of the Transaction

On 28 September 2018, Huaneng Group entered into a Guarantee Contract with ICBC. Huaneng Group agreed to provide guarantee for the working capital loan of Pakistan Company in the amount of US$100 million. Pakistan Company is a subsidiary of Shandong Company. Upon consideration and approval of the Guarantee at the general meeting of the Company, Shandong Company shall sign the Confirmation Letter, confirming to ICBC, Huaneng Group and Shangdong Ruyi Technology Group that it will undertake the obligations of Huaneng Group under the Guarantee Contract from the issuance date thereof.

According to the Confirmation Letter, subject to consideration and approval of the Guarantee at the general meeting of the Company, Shandong Company will undertake the obligations of Huaneng Group under the Guarantee Contract from the issuance date of the Confirmation Letter. The guaranteed debt undertaken by Shandong Company only includes the guaranteed debt demanded for repayment by the loan lender upon and after the Confirmation Letter is issued. The guaranteed debt demanded for repayment by the loan lender prior to the date of the Confirmation Letter shall still be borne by Huaneng Group.

According to the Guarantee Agreement, the Guarantee is given on a joint and several liability basis. The subject matter of the Guarantee Agreement shall be the 50% of the loan in the amount of US$200 million under the loan agreement executed between ICBC as lender and Pakistan Company

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on 28 September 2018. The period of guarantee is three years from the date on signing the Guarantee Agreement to the expiry of performance of the secured debt. Shandong Ruyi Technology Group, the other shareholder of Pakistan Company, has undertaken the guarantee obligation for the remaining 50% debt under the loan agreement.

Purpose of the connected transaction and impact on the Company

Pakistan Company plans to borrow US$200 million working capital loan from ICBC for its operating and development needs for a period of one year. Each of Shandong Company and Shandong Ruyi Technology Group, according to their proportion of shareholding, shall bear the guarantee obligation for US$100 million debt. Considering that under the Shanghai Listing Rules, the guarantee provided by Shandong Company shall be subject to approval at the general meeting of the Company. Huaneng Group has agreed to provide US$100 million finance guarantee to Pakistan Company in advance. The above loan and guarantee were implemented on 30 September 2018. Upon communication between Shandong Company and ICBC, ICBC agreed in principle to change the guarantor from Huaneng Group to Shandong Company. The Board of the Company believes that Pakistan Company will be able to repay the above loan on schedule, and the overall risk of the Guarantee on the Shandong Company is relatively small. The Guarantee will not cause any material impact on the financial position of the Company and will not prejudice the interests of the Company and its shareholders.

Implication Under the Hong Kong Listing Rules

The Guarantee is entered into on normal commercial terms, and the guarantee provided by Huaneng Group to a subsidiary of the Company does not involve any pledge of assets. Under Rule 14A.90 of the Hong Kong Listing Rules, the guarantee provided by Huaneng Group to a subsidiary of the Company shall be exempt from reporting, announcement and independent shareholders’ approval requirements.

According to the Hong Kong Listing Rules, the Guarantee involves a subsidiary of the Company undertaking the guarantee provided by Huaneng Group for Pakistan Company. As Huaneng Group is a connected person of the Company, the Guarantee constitutes a connected transaction under the Hong Kong Listing Rules. Since the transaction scale of the Guarantee does not exceed 5% of the Applicable Percentage Ratios as calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules, the Guarantee shall only be subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules, but is exempt from the independent shareholders’ approval requirement.

According to the Shanghai Listing Rules, as the gearing ratio of Pakistan Company exceeds 70%, the Guarantee has to be submitted to the EGM of the Company for consideration and approval. As the acceptance of the guaranteed loans for working capital to Sahiwal Project in Pakistan by Shandong Company is subject to Independent Shareholders’ approval under the Shanghai Listing Rules, the information regarding the External Guarantee by Subsidiary and Connected Transaction contained in this circular is not prepared in accordance with Chapter 14 or Chapter 14A of the Hong Kong Listing Rules but only prepared to provide information for the Shareholders.

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Board Confirmation

The Board of the Company has approved the resolution regarding the provision of guarantee by Shandong Company to its subsidiary. Messrs. Cao Peixi, Huang Jian and Wang Yongxiang, all being Directors of the Company having connected relationship, abstained from voting on the Board resolution relating to the transaction. The resolution was voted by Directors who are not connected to the transaction. The Directors (including independent non-executive Directors) are of the view that the Confirmation Letter in relation to the Guarantee were entered into: (i) on normal commercial terms; (ii) on terms that are fair and reasonable and are in the interests of the Company and its shareholders as a whole; and (iii) in the ordinary and usual course of business of the Company.

7.	APPOINTMENT OF THE COMPANY’S AUDITORS FOR 2019

Reference is made to the Company’s announcement dated 12 December 2018 in relation to the matter hereunder.

As a listed company whose shares are listed in three places being the United States, Hong Kong and Shanghai and pursuant to the relevant regulations of the securities supervisory institutions of its listing place, the Company has to appoint accounting firm with recognised qualification and independency to conduct audit and issue auditors’ reports for the Company. Pursuant to results of an auction held publicly, the Company proposes to appoint Ernst & Young Hua Ming LLP as the Company’s domestic and U.S. 20F Annual Report auditor for 2019, and to appoint Ernst & Young as the Hong Kong auditors of the Company for 2019. Subject to obtaining approval from shareholders at general meeting, the proposed total remuneration for appointing Ernst & Young Hua Ming LLP as the Company’s domestic auditors and the auditors for annual report in Form 20-F of the Company for the year 2019, and for appointing Ernst & Young as the Hong Kong auditors of the Company for the year 2019 is RMB26,500,000 (of which, the annual fee for auditing the financial statements is proposed to be RMB22,520,000 and the annual fee for internal control auditing is proposed to be RMB3,980,000).

The audit committee under the Board of the Company has conducted sufficient review and discussion regarding the Proposal on the Appointment of Auditors for 2019, and agreed to the proposal. The independent non-executive Directors of the Company are of the view that the relevant qualifications of Ernst & Young Hua Ming LLP and Ernst & Young can met sufficiently the domestic and international requirements for auditing the financial statements and internal control auditing works, and can conduct the review of the Company’s financial and internal control status independently, objectively and impartially. The decision on appointment of the accounting firm by the Company complies with the stipulation of the relevant laws and regulations and the Company’s articles, and there does not exist any situation that may prejudice the interests of the Company and its minority shareholders. The Proposal on the Appointment of Auditors for 2019 was passed by the Sixteenth Meeting of the Ninth Session of the Board of the Company. The matter is subject to approval at general meeting of the Company.

KPMG and KPMG Huazhen LLP confirmed in written letters that there were no matters regarding the Proposal that should be brought to the attention to the Board and the Audit Committee of the Company. The Board also confirmed that there were no relevant matters regarding to the Proposal that should be brought to

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the attention to the shareholders of the Company. The Board and the Audit Committee of the Company further confirmed that there were no disagreements or unresolved matters between the Company and KPMG and KPMG Huazhen LLP regarding the change of auditors.

The above proposal shall be submitted to the EGM as an ordinary resolution for consideration and approval by the Shareholders.

8.	CHANGE OF PART OF THE FUNDS RAISED IN CERTAIN INVESTMENT PROJECTS AND THEIR IMPLEMENTATION

Background

As approved by the China Securities Regulatory Commission with the “Approval on the Non- public Issuance of Shares by Huaneng Power International, Inc.” (Zheng Jian Xu Ke No.[2018] 696), the Company issued to seven target subscribers 497,709,919 RMB ordinary shares (A shares) by way of non-public issuance on 15 October 2018. The total proceeds raised from such non-public issuance of A Shares were RMB3,259,999,969.45, with the net proceeds amounting to RMB3,245,329,969.59 after deducting the underwriting fees and commissions.

Investment Projects with Proceeds of the Non-public Issuance of A Shares

Pursuant to the Plan for Non-public Issuance of A Shares of Huaneng Power International, Inc. (Amended Version), the Investment Projects with the Proceeds of the Company’s Non-public issuance of A Shares are set out below:

S/N	Project name	Total investment in the Project	Proceeds proposed to be invested in the Project
		(RMB0’000)	(RMB0’000)

1	Xiegang Gas Turbine Project in Guangdong (800MW)	360,000.00	72,000.00

2	Dafeng Offshore Wind Power Project in Jiangsu (300MW)	564,815.00	248,227.23

3	Mianchi Phoenix Mountain Wind Power Project in Henan (100MW)	85,381.85	17,076.37

4	Longchi Wind Power Project in Anhui (100MW)	85,622.00	17,124.40

5	Yangpu Thermal Power Project in Hainan (700MW)	401,300.00	72,234.00

6	Ruijin Coal-fired Power Project Phase II in Jiangxi (2000MW)	719,000.00	73,338.00

Total		2,216,118.85	500,000.00

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Between 27 March 2017 when the Board announced the non-public offering plan and 30 September 2018, the Company invested in the Guangdong Xiegang Gas Turbine Project (800MW), Jiangsu Dafeng Offshore Wind Power Project (300MW), Henan Dianchi Fenghuangshan Wind Power Project (100MW) and Anhui Longchi Wind Power Project (100MW) in the form of self-raised funds and the capital invested into the four projects amounted to RMB597 million. The Board has agreed to use the raised funds of RMB597 million to replace the self-raised funds it has invested in Guangdong Xiegang Gas Turbine Project (800MW), Jiangsu Dafeng Offshore Wind Power Project (300MW), Henan Dianchi Phoenix Mountain Wind Power Project (100MW) and Anhui Longchi Wind Power Project (100MW).

Proposed Change in the Fundraising Investment Projects

As the actual amount of proceeds from such non-public issuance was less than the proposed amount of proceeds to be applied, the Company proposes to adjust the final specific investment projects, order of priority and the specific investment amounts of each project based on the priority of projects, in line with the principles of satisfying the requirements for use of raised proceeds and reducing the risks associated with the implementation of proceeds-funded projects. In light of progress of projects, adjustments will be made to the raised fund to be injected in Yangpu Thermal Power Project in Hainan (700MW) and Ruijin Coal-fired Project Phase II in Jiangxi (2000MW), and the capital ratio of the capital fund to be injected in the projects shall be adjusted to 30% or more

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according to the requirements of lowering the leverage ratio and strengthening constraint of asset- liability ratio by the State-owned Assets Supervision and Administration Commission. Details of adjustments are set out as follows:

S/N	Project Name	Original investment amount of proceeds	Proposed investment amount of proceeds after adjustment	Proportion in the total proceeds
		(RMB0’000)	(RMB0’000)

1	Xiegang Gas Turbine Project in Guangdong (800MW)	72,000.00	104,000.00	32.05%
2	Dafeng Offshore Wind Power Project in Jiangsu (300MW)	248,227.23	174,231.84	53.69%
3	Mianchi Phoenix Mountain Wind Power Project in Henan (100MW)	17,076.37	24,614.56	7.58%
4	Longchi Wind Power Project in Anhui (100MW)	17,124.40	21,686.60	6.68%
5	Yangpu Thermal Power Project in Hainan (700MW)	72,234.00	N/A	N/A
6	Ruijin Coal-fired Power Project Phase II in Jiangxi (2000MW)	73,338.00	N/A	N/A

Total		500,000.00	324,533.00	100%

Note:     Numbers in percentage may not add up to a total figure due to rounding.

Reasons for the Change

1.
In order to implement the “Guiding Opinions on Strengthening the Asset and Liability Constraints of State-Owned Enterprises” of the Central Committee of the Communist Party of China and the State Council, and controlling the asset-liability ratio, the Company’s capital projects in the newly constructed power projects shall not be less than 30% in principle.

(1)	Guangdong Xiegang Gas Turbine Project (800MW)

The Company plans to adjust the capital ratio of Guangdong Xiegang Gas Turbine Project (800MW) to 30%, and the total capital invested will be RMB1,080 million. In addition to the upfront investment, it is planned to continue to invest RMB1,040 million in raised funds.

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(2)	Jiangsu Dafeng Offshore Wind Power Project (300MW)

The Company plans to adjust the capital ratio of Jiangsu Dafeng Offshore Wind Power Project (300MW) to 33.00%, and the total capital invested is RMB1,863,889,500. In addition to the previous investment, it is planned to continue to invest RMB1,742,318,400.

(3)	Henan Dianchi Phoenix Mountain Wind Power Project (100MW)

The Company plans to adjust the capital ratio of Henan Dianchi Fenghuangshan Wind Power Project (100MW) to 30%, and the total capital invested is RMB256,145,600. In addition to the previous investment, it is planned to continue to invest RMB246,145,600 in raised funds.

(4)	Anhui Longchi Wind Power Project (100MW)

The Company plans to adjust the capital ratio of Anhui Longchi Wind Power Project (100MW) to 30%, and the total capital invested is RMB256,866,000. In addition to the previous investment, it is planned to continue to invest RMB216,866,000 with raised funds.

2.	According to the total amount of funds raised, to consider the progress of the project and reduce the raised funds in investment projects

(1)	Hainan Yangpu Thermal Power Project (700MW)

In order to implement the requirements of the National Air Pollution Prevention and Control Plan and other environmental protection policies and targets, reduce the total coal consumption, and improve and accelerate the alternative utilization of clean energy, Hainan Yangpu Thermal Power Project (700MW) plans to carry out design changes from coal-fired power plant to a gas turbine power plant. The Company does not plan to invest funds into Hainan Yangpu Thermal Power Project (700MW). After the adjustment plan is finalised, the Company will subsequently use its own funds or project loans for development and construction.

(2)	Jiangxi Ruijin Phase II Thermal Power Project (2000MW)

Huaneng Ruifa Powerc Co., Ltd., the main body of implementation of Jiangxi Ruijin Phase II Thermal Power Project (2000MW), intends to introduce other shareholders. The ultimate shareholding ratio of the parties has not yet been finalized. The implementation of the main shareholding structure may change. The Company plans to stop investing funds in Jiangxi. Ruijin Phase II Thermal Power Project (2000MW) until after the other shareholders’ funding plan is determined, the Company will subsequently use its own funds or project loans for development and construction.

The aforesaid matter will be submitted to the EGM as an ordinary resolution for consideration and approval by the Shareholders.

LETTER FROM THE BOARD

9.	USE PART OF THE IDLE PROCEEDS TO TEMPORARILY SUPPLEMENT WORKING CAPITAL

Use of Proceeds and Deposit of Proceeds

Between 27 March 2017 when the Board announced the non-public offering plan and 30 September 2018, the Company invested a total amount of RMB696,525,900 with its self-raised funds, details of which are set out below:

SN	Project Name	Proceeds proposed to be invested in the Project	Adjusted proceeds to be invested in the Project	Amount that the Company has invested with its self-raised funds between 27 March 2017 and 30 September 2018
		(RMB0’000)	(RMB0’000)	(RMB0’000)
1kk	Xiegang Gas Turbine Project in Guangdong (800MW)	72,000.00	104,000.00	21,500.00
2kk	Dafeng Offshore Wind Power	248,227.23	174,231.84	17,000.00
3kk	Project in Jiangsu (300MW) Mianchi Phoenix Mountain Wind Power Project in Henan (100MW)	17,076.37	24,614.56	9,200.00
4kk	Longchi Wind Power Project in Anhui (100MW)	17,124.40	21,686.60	12,000.00
5kk	Yangpu Thermal Power Project in Hainan (700MW)	72,234.00	N/A	7,652.59
6kk	Ruijin Coal-fired Power Project Phase II in Jiangxi (2000MW)	73,338.00	N/A	2,300.00

Total		500,000.00	324,533.00	69,652.59

Note:    Numbers in percentage m ay not add up to a total figure due to rounding.

The Board has agreed to use the raised funds of RMB597 million to replace the self-raised funds it has invested in Guangdong Xiegang Gas Turbine Project (800MW), Jiangsu Dafeng Offshore Wind Power Project (300MW), Henan Dianchi Phoenix Mountain Wind Power Project (100MW) and Anhui Longchi Wind Power Project (100MW).

LETTER FROM THE BOARD

As at 30 November 2018, the deposit of proceeds at the designated account is set out below:

Name of account	Account bank	Account number	Deposit (RMB)

Huaneng Power International, Inc.	The Headquarter Branch of Agricultural Bank of China Limited	81600001040016760	2,957,404,234.59
Huaneng Dongguan Thermal Power Co., Ltd.	Dongguan Branch of Bank of China Limited	634070554518	0
Huaneng Yancheng Dafeng Renewables Power Generation Co., Ltd.	Nanjing Chengnan Branch of Bank of China Limited	537872077686	246,000,000.00
Huaneng Mianchi Clean Energy Co., Ltd.	Zhengzhou Jianshe Road Branch of Industrial and Commercial Bank of China Limited	1702020529020113582	0
Huaneng Anhui Huaining Wind Power Generation Co., Ltd.	Hefei Xinzhan High-tech Zone Branch of Agricultural Bank of China limited	12183001040036375	0
Huaneng Hainan Power Generation Co., Ltd.	Haikou Haifu Branch of China Construction Bank Limited	46050100223600000474	0
Huaneng Ruijin Power Generation Co., Ltd.	Ganzhou Ganxian Branch of Agricultural Bank of China Limited	14033101040017938	0
Huaneng Yangpu Thermal Power Co., Ltd.	Yangpu Jinpu Branch of Bank of China Limited	267530156721	0

The Proposal of Using Part of the Idle Proceeds to Temporarily Supplement Working Capital

According to project progress and payment arrangement of the proceeds-funded projects of the Company, it is estimated that RMB2,360.32 million of the proceeds will be idle for a certain period of time. With a view to improving the efficiency of the use of proceeds and reducing the financial expenses of the Company, after comprehensive consideration of the subsequent proceeds utilization plan of the proceeds-funded projects and the Company’s capital needs, the Company proposes to temporarily supplement the working capital with idle proceeds of no more than RMB2,360.32 million.

The temporarily supplement of the working capital through idle proceeds is limited to the production and operation use in relation to main business, and is guaranteed not to be directly or indirectly used for transactions such as new share placement, subscription, or stocks and derivatives and convertible corporate bonds. The term of the temporarily supplement of the working capital shall not exceed 12 months, which shall commence from the date on which the general meeting of the

LETTER FROM THE BOARD

Company considers and approves the resolution. If the proceeds-funded projects need to use the proceeds, the Company shall promptly return the part of the proceeds to the proceeds special account accordingly so as to ensure the normal operation of the proceeds-funded projects.

The Company will strictly abide the relevant regulations regarding the proceeds management to ensure that the proceeds will be returned to the proceeds special account in a timely manner and with sufficient amount before the expiry of the supplement of the working capital. The temporarily supplement of the working capital by way of using idle proceeds does not change the use of proceeds, nor does it affect the normal progress of the investment plan of the proceeds.

The aforesaid matter will be submitted to the EGM as an ordinary resolution for consideration and approval by the Shareholders.

10.	THE EGM

Under the Hong Kong Listing Rules, only the conduct of purchase of fuel and transportation services (including the proposed cap) under the Huaneng Group Framework Agreement between the Company and its subsidiaries and Huaneng Group and its subsidiaries and associates requires Independent Shareholders’ approval. However, pursuant to the Shanghai Listing Rules, the conduct of (a) all continuing connected transactions contemplated under the Huaneng Group Framework Agreement with Huaneng Group (together with its subsidiaries and associates, all being treated as concerted related parties of the Company under the Shanghai Listing Rules), and (b) the transaction relating to the provision of guarantee by Shandong Company to its subsidiary as set out in this circular shall be approved by the Independent Shareholders of the Company.

The Company will convene the EGM on 30 January 2019 to seek approval from Independent Shareholders on (among others) the conduct of (a) the continuing connected transactions (including the respective proposed caps) contemplated under the Huaneng Group Framework Agreement and (b) the transaction relating to the provision of guarantee by Shandong Company to its subsidiary. Huaneng Group and its associates (holding an aggregate of 7,167,926,520 ordinary Shares in the Company, representing approximately 45.66% of the total issued shares of the Company as at the Latest Practicable Date) will abstain from voting on the resolutions with respect to the conduct of (a) the continuing connected transactions (including the respective proposed caps) contemplated under the Huaneng Group Framework Agreement and (b) the transaction relating to the provision of guarantee by Shandong Company to its subsidiary at the EGM, at which the proposed resolutions will be passed by way of ordinary resolutions and voting will be taken by way of poll in accordance with the requirements of the Hong Kong Listing Rules.

Other the two aforesaid resolutions, Huaneng Group and its associates could exercise their voting rights in other resolutions to be approved by the shareholders at the EGM.

Notice of the EGM, together with the relevant reply slip and proxy form, have been issued to Shareholders separately. Whether or not you intend to attend the meeting in person, you are requested to complete and return the reply slip in accordance with the instructions printed thereon. The form of proxy should be completed and returned to the Company’s H Share Registrar, Hong Kong Registrars Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong or the registered office of the

LETTER FROM THE BOARD

Company in accordance with the instructions printed thereon as soon as practicable and in any event by not later than 24 hours before the time appointed for the holding of the EGM. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting should you so wish.

11.	RECOMMENDATIONS

Your attention is also drawn to the letter from the Independent Board Committee to the Independent Shareholders of the Company, which is set out on pages 43 to 44 of this circular, and which contains their recommendation in respect of the transaction relating to the purchase of fuel and transportation services (including the proposed cap) under the Huaneng Group Framework Agreement.

The letter of advice from Gram Capital to the Independent Board Committee and the Independent Shareholders on the fairness and reasonableness of the transactions relating to the purchase of fuel and transportation services (and the proposed cap) under the Huaneng Group Framework Agreement, and whether the transactions relating to the purchase of fuel and transportation services (and the proposed cap) under the Huaneng Group Framework Agreement are in the interests of the Company and its Shareholders as a whole is set out on pages 45 to 54 of this circular.

The Independent Board Committee, having taken into account the advice of Gram Capital, considers that the transactions relating to the purchase of fuel and transportation services and the sale of products (and the proposed cap) under the Huaneng Group Framework Agreement are in the ordinary had usual course of business of the Company, or normal commercial terms (on arm’s length basis or on terms no less favourable than those offered to the Company by independent third parties) and on terms that are fair and reasonable so far as the Independent Shareholders are concerned and that all such transactions are in the interests of the Company and its Shareholders as a whole. Accordingly, it recommends that the Independent Shareholders vote in favour of the resolution to approve (among others) the relevant ordinary resolution regarding the continuing connected transactions for 2019 between the Company and Huaneng Group and thereby approving the transactions relating to the purchase of fuel and transportation services (and the proposed cap) under the Huaneng Group Framework Agreement.

The Directors consider that the ordinary resolutions in relation to (a) the continuing connected transactions (including the respective proposed caps) contemplated under the Huaneng Group Framework Agreement between the Company (and its subsidiaries) and Huaneng Group (and its subsidiaries and its associates); and (b) the provision of guarantee by Shandong Company to its subsidiary are in the interests of the Company and its Shareholders as a whole. Accordingly, the Directors recommend the Shareholders to vote in favour of such resolutions to be proposed at the EGM as set out in the Notice of the EGM.

In addition, the Directors consider that other resolutions to be tabled at the EGM are in the best interest of the Company and its shareholders. The Directors therefore recommend the Shareholders vote in favour of such resolutions.

LETTER FROM THE BOARD

12.	OTHER INFORMATION

Your attention is drawn to the other information set out in the appendices to this circular.

Yours faithfully
By order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

Registered office:
Huaneng Building
4 Fuxingmennei Street
Xicheng District
Beijing 100031
The People’s Republic of China

8 January 2019

To the Independent Shareholders

Dear Sir or Madam,

CONTINUING CONNECTED TRANSACTIONS

We, the Independent Board Committee of Huaneng Power International, Inc. (the “Company”), are advising the Independent Shareholders relating to the purchase of fuel and transportation services (and the proposed cap) under the Huaneng Group Framework Agreement, details of which are set out in the letter from the Board contained in the circular (“Circular”) of the Company to the Shareholders dated 8 January 2019, of which this letter forms part. Terms defined in the Circular shall have the same meanings when used herein unless the context otherwise requires.

Under the Hong Kong Listing Rules, the transaction scale relating to the purchase of fuel and transportation services (and the proposed cap) under the Huaneng Group Framework Agreement exceeds 5% of the Applicable Percentage Ratios. Accordingly, the conduct of the transaction relating to the purchase of fuel and transportation services (and the proposed cap) under the Huaneng Group Framework Agreement will require the approval of the Independent Shareholders at the EGM.

We wish to draw your attention to the letter of advice from Gram Capital set out on pages 45 to 54 of the Circular. We have discussed the letter and the opinion contained therein with Gram Capital.

Having considered, inter alia, the factors and reasons considered by, and the opinion of, Gram Capital, as stated in its aforementioned letter, we consider the transactions relating to the purchase of fuel and transportation services (and the proposed cap) under the Huaneng Group Framework Agreement to be fair and reasonable so far as the Independent Shareholders are concerned. We are of the view that the transactions relating to the purchase of fuel and transportation services (and the proposed cap) under the Huaneng Group Framework Agreement are:

(1)	in the ordinary and usual course of business of the Company;

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

(2)	on normal commercial terms (on arm’s length basis or on terms no less favourable than those offered to the Company by independent third parties); and

(3)	on terms that are fair and reasonable and in the interests of the Company and its Shareholders as a whole.

Accordingly, we recommend that the Independent Shareholders vote in favour of the relevant ordinary resolution regarding the continuing connected transactions for 2019 between the Company and Huaneng Group in the Notice of the EGM to be proposed at the EGM to be held on 30 January 2019 and thereby approving the transactions relating to the purchase of fuel and transportation services (and the proposed cap) under the Huaneng Group Framework Agreement.

Yours faithfully,
Yue Heng, Xu Mengzhou, Liu Jizhen, Xu Haifeng and Zhang Xianzhi
Independent Non-Executive Directors

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

Set out below is the text of a letter received from Gram Capital, the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders in respect of the Purchase Transactions for the purpose of inclusion in this circular.

Room 1209, 12/F. Nan Fung Tower 88 Connaught Road Central/ 173 Des Voeux Road Central Hong Kong 8 January 2019

To:	The independent board committee and the Independent Shareholders of Huaneng Power International, Inc.

Dear Sir/Madam,

CONTINUING CONNECTED TRANSACTIONS

We refer to our appointment as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in respect of purchase of fuel and transportation services (the “Purchase Transactions”) contemplated under the Huaneng Group Framework Agreement, details of which are set out in the letter from the Board (the “Board Letter”) contained in the circular dated 8 January 2019 issued by the Company to the Shareholders (the “Circular”), of which this letter forms part. Terms used in this letter shall have the same meanings as defined in the Circular unless the context requires otherwise.

On 11 December 2018, the Company entered into the Huaneng Group Framework Agreement with Huaneng Group for a term commencing on 1 January 2019 and expiring on 31 December 2019. Pursuant to the Huaneng Group Framework Agreement, the Company will conduct (among other things) the following transactions with Huaneng Group and its subsidiaries and associates: (i) purchase of ancillary equipment and parts; (ii) purchase of fuel and transportation services (i.e. the Purchase Transactions); (iii) leasing of facilities, land and office spaces; (iv) technical services, engineering contracting services and other services; (v) purchase of entrusted sale services from Huaneng Group and its subsidiaries and associates; (vi) provision of entrusted sale services to Huaneng Group and its subsidiaries and associates; (vii) sale of products; (viii) purchase of electricity; (ix) sale of electricity; (x) sale of heat; and (xi) trust loans and entrusted loans.

With reference to the Board Letter, the Purchase Transactions constitute continuing connected transactions of the Company and shall be subject to the reporting, announcement requirements under the Hong Kong Listing Rules and the requirement to obtain approval from the Independent Shareholders.

The Independent Board Committee comprising Mr. Yue Heng, Mr. Xu Mengzhou, Mr. Liu Jizhen, Mr. Xu Haifeng and Mr. Zhang Xianzhi has been established to advise the Independent Shareholders on (i) whether the terms of the Purchase Transactions are on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned; (ii) whether the Purchase Transactions are in the interests of the Company and the Shareholders as a whole and are conducted in the ordinary and usual

LETTER FROM GRAM CAPITAL

course of business of the Group; and (iii) how the Independent Shareholders should vote in respect of the resolution(s) to approve the Purchase Transactions at the EGM. We, Gram Capital Limited, have been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in this respect.

INDEPENDENCE

During the past two years immediately preceding the Latest Practicable Date, Mr. Graham Lam was the person signing off (i) the opinion letter from the independent financial adviser contained in the Company’s circular dated 9 January 2017 in respect of the discloseable transactions and continuing connected transactions; (ii) the opinion letter from the independent financial adviser contained in the Company’s circular dated 12 January 2018 in respect of the continuing connected transactions. Notwithstanding the aforesaid past engagements, as at the Latest Practicable Date, we were not aware of any relationships or interests between Gram Capital and the Company, or any other parties that could be reasonably regarded as hindrance to Gram Capital’s independence to act as the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders.

BASIS OF OUR OPINION

In formulating our opinion to the Independent Board Committee and the Independent Shareholders, we have relied on the statements, information, opinions and representations contained or referred to in the Circular and the information and representations as provided to us by the Directors. We have assumed that all information and representations that have been provided by the Directors, for which they are solely and wholly responsible, are true and accurate at the time when they were made and continue to be so as at the Latest Practicable Date. We have also assumed that all statements of belief, opinion, expectation and intention made by the Directors in the Circular were reasonably made after due enquiry and careful consideration. We have no reason to suspect that any material facts or information have been withheld or to doubt the truth, accuracy and completeness of the information and facts contained in the Circular, or the reasonableness of the opinions expressed by the Company, its advisers and/or the Directors, which have been provided to us. Our opinion is based on the Directors’ representation and confirmation that there are no undisclosed private agreements/arrangements or implied understanding with anyone concerning the Purchase Transactions. We consider that we have taken sufficient and necessary steps on which to form a reasonable basis and an informed view for our opinion in compliance with Rule 13.80 of the Hong Kong Listing Rules.

The Circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement as contained in the Circular or the Circular misleading. We, as the Independent Financial Adviser, take no responsibility for the contents of any part of the Circular, save and except for this letter of advice.

We consider that we have been provided with sufficient information to reach an informed view and to provide a reasonable basis for our opinion. We have not, however, conducted any independent in-depth investigation into the business and affairs of the Company, Huaneng Group and each of their respective

LETTER FROM GRAM CAPITAL

subsidiaries or associates, nor have we considered the taxation implication on the Group or the Shareholders as a result of the Purchase Transactions. Our opinion is necessarily based on the financial, economic, market and other conditions in effect and the information made available to us as at the Latest Practicable Date. Shareholders should note that subsequent developments (including any material change in market and economic conditions) may affect and/or change our opinion and we have no obligation to update this opinion to take into account events occurring after the Latest Practicable Date or to update, revise or reaffirm our opinion. In addition, nothing contained in this letter should be construed as a recommendation to hold, sell or buy any Shares or any other securities of the Company.

Lastly, where information in this letter has been extracted from published or otherwise publicly available sources, it is the responsibility of Gram Capital to ensure that such information has been correctly extracted from the relevant sources.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our opinion in respect of the Purchase Transactions, we have taken into consideration the following principal factors and reasons:

Information on the Company

With reference to the Board Letter, the Company and its subsidiaries mainly develop, construct, operate and manage large-scale power plants in China nationwide. It is one of the largest listed power producers in China, with a controlled generation capacity of 105,720 MW and equity-based generation capacity of 93,386 MW as at the Latest Practicable Date.

Set out below are the consolidated financial information of the Group for the six months ended 30 June 2018 and the two years ended 31 December 2017 as extracted from the interim report of the Company for the six months ended 30 June 2018 (the “2018 Interim Report”) and the annual report of the Company for the year ended 31 December 2017 (the “2017 Annual Report”):

	For the six months ended 30 June 2018	For the year ended 31 December 2017	For the year ended 31 December 2016	Change from 2016 to 2017
	(unaudited)	(audited)	(audited)
	RMB’000	RMB’000	RMB’000%

Operating revenue	82,404,919	152,459,444	113,814,236	33.95
– Sales of power and heat	80,784,377	148,925,442	112,794,536	32.03
– Sales of coal and raw material	523,659	1,143,299	2,909	39,202.13
– Port service	64,535	232,360	237,347	(2.10)
– Transportation service	23,998	73,830	105,505	(30.02)
– Others	1,008,350	2,084,513	673,939	209.30
Profit from operations	7,711,234	9,183,390	18,377,740	(50.03)
Net profit	2,261,973	1,584,207	10,347,987	(84.69)

LETTER FROM GRAM CAPITAL

As depicted from the table above, operating revenue of the Group for the year ended 31 December 2017 (“FY2017”) amounted to approximately RMB152.46 billion, representing an increase of approximately 33.95% as compared to that for the year ended 31 December 2016 (“FY2016”). Revenue derived from sales of power and heat for FY2017 amounted to approximately RMB148.93 billion, representing (i) an increase of approximately 32.03% as compared to that for FY2016; and (ii) approximately 97.68% of the operating revenue of the Group for FY2017 (2016: 99.10%).

For FY2017, the Group recorded profit from operations and net profit of approximately RMB9.18 billion and RMB1.58 billion respectively, representing a decrease of approximately 50.03% and 84.69% as compared to those in FY2016. With reference to the 2017 Annual Report, the decrease in net profit was mainly attributable to the increase in coal price.

With reference to the 2017 Annual Report, fuel costs represented the largest portion of the operating expenses for the Group. Fuel cost of the Group amounted to approximately RMB92.74 billion and RMB56.62 billion for FY2017 and FY2016 respectively, representing approximately 65.35% and 60.07% of the total operating expenses of the Group for FY2017 and FY2016 respectively.

Information on Huaneng Group

With reference to the Board Letter, Huaneng Group is principally engaged in the operation and management of enterprise investments, development, investment, construction, operation and management of power plants; organising the generation and sale of power (and heat); and the development, investment, construction, production and sale of products in relation to energy, transportation, new energy and environmental protection industries.

Reasons for and benefits of the Purchase Transactions

With reference to the Board Letter and as advised by the Directors, the Company’s main fuel for power generation is coal. The competitive advantage of Huaneng Group and its subsidiaries and associates in the supply of fuel and transportation services is that they can offer more favourable prices for bulk purchase of fuel and transportation services. Upon our enquiry, the Directors advised us that Huaneng Group has provided fuel and transportation services to the Group over five years. Taking into consideration the ability of Huaneng Group and its subsidiaries and associates to offer more favourable prices for purchases of fuel and transportation services, and owing to their close relationships with the Company and its subsidiaries, Huaneng Group and its subsidiaries and associates are able to provide the Company and its subsidiaries with fuel and transportation services in a timely and reliable manner, thereby minimising the management and operational costs of the Company and its subsidiaries. We further understood from the Directors that (i) Huaneng Group and its subsidiaries/associates (a) supplied coal to the Group when required by the Group; and (b) delivered to the Group on time; and (ii) the amount of coal supplied by Huaneng Group was the same as the amount of coal required by the Group. Accordingly, we concur with the Directors that Huaneng Group and its subsidiaries/associates are able to provide the Group with coal and transportation services in a timely and reliable manner.

Fuel cost represents the major component of operating expenses of the Group and coal is the major raw material of the Group for power generation. According to the 2017 Annual Report, fuel cost of the Group amounted to approximately RMB92.74 billion for FY2017, representing approximately 65.35% of the

LETTER FROM GRAM CAPITAL

total operating expenses of the Group for FY2017. According to the 2018 interim report of the Company, fuel cost amounted to approximately RMB51.60 billion for the six months ended 30 June 2018, representing approximately 69.90% of the total operating expenses of the Group. Thus, it is important for the Group to ensure stable coal supply and control fuel cost and quality at a reasonable level.

As also confirmed by the Directors, as the Purchase Transactions are entered into in the ordinary and usual course of business of the Group and on a frequent and regular basis, it would be costly and impracticable to make regular disclosure of each of the relevant transactions and obtain the prior approval from the Independent Shareholders, as required by the Hong Kong Listing Rules, if necessary. Accordingly, the Directors are of the view that the Purchase Transactions will be beneficial to the Company and the Shareholders as a whole. In this regard, we concur with the Directors in this regard.

Moreover, as advised by the Directors, the Group purchases coal from coal mines and agencies close to its power plants or major transportation network in order to save time and cost in transportation. Since Huaneng Group owns coal mines throughout the PRC and some of these coal mines are located in close proximity of the Group’s inland coal-fired power plants, Huaneng Group has competitive advantages over other coal suppliers in supply efficiency and transportation cost-saving. Furthermore, the Company considers that the establishment of long-term corporation with nearby coal mines would enable its coal-fired power plants to obtain stable and economical coal supply.

Having considered following factors:

(i)
sale of power and heat has been the major source of operating revenue of the Group for FY2017 and FY2016, being approximately 97.68% and 99.10% of the operating revenue of the Group for FY2017 and FY2016 respectively;

(ii)	the Company’s main fuel for power generation is coal;

(iii)	it is important for the Group to ensure stable coal supply and control fuel cost and quality at a reasonable level;

(iv)
with reference to the Huaneng Group Framework Agreement, Huaneng Group and its subsidiaries will offer prices to the Group for purchases of coal and transportation services, which would be no less favourable than those offered by independent third parties to the Group;

(v)	Huaneng Group and its subsidiaries and associates are able to provide the Group with coal and transportation services in a timely and reliable manner; and

(vi)	the establishment of long-term corporation with nearby coal mines would enable its coal-fired power plants to obtain stable and economical coal supply,

we consider the Purchase Transactions are conducted in the ordinary and usual course of business of the Group and in the interest of the Company and the Shareholders as a whole.

LETTER FROM GRAM CAPITAL

Principal terms of the Purchase Transactions

Pursuant to the Huaneng Group Framework Agreement, the Company and its subsidiaries will purchase fuel and coal transportation services from Huaneng Group and its subsidiaries and associates at prices and charges calculated by reference to RMB/ton and the actual weight of carriage, with arm’s length terms taking into account the then market conditions, and in any event the terms of the purchases of coal and the transportation services shall be no less favourable than those offered by independent third parties to the Company and its subsidiaries for the same or similar type of coal supply or transportation services.

We also reviewed the Huaneng Group Framework Agreement and the previous Huaneng Group framework agreement dated 12 December 2017 (the “2017 Huaneng Group Framework Agreement”). We noted that save as the period and annual caps, other key terms in the Huaneng Group Framework Agreement relating to Purchase Transactions are similar to the corresponding terms in the 2017 Huaneng Group Framework Agreement entered into by the parties.

Furthermore, we understood that the Group has adopted a series of internal control measures (the “Framework Agreement Measures”) to ensure that the terms of the Huaneng Group Framework Agreement are no less favourable to the Company than the terms available from independent third parties and protect the interests of the Company and the Shareholders as a whole. Details of the Framework Agreement Measures are set out under the section headed “Measures to Safeguard the Interest of the Independent Shareholders” of the Board Letter.

Taking into account that, in respect of the Purchase Transactions:

(i)
the Company has established a dedicated mechanism for information exchange and weekly and monthly information analysis to ensure that it can independently choose and purchase from the best offer according to the market conditions;

(ii)	the Company will timely follow and collect latest information on market condition for assessing and formulating the Company’s procurement strategies;

(iii)	relevant departments of the Company will strictly monitor the enforcement of the Purchase Transactions; and

(iv)	the Purchase Transactions will be subject to annual review by the independent non-executive Directors and the Company’s auditors,

we consider that the effective implementation of the internal control mechanism would help to ensure fair pricing of the Purchase Transactions according to the pricing policy.

In light of the above, we are of the view that the terms of the Purchase Transactions are on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned.

LETTER FROM GRAM CAPITAL

The proposed annual caps under the Purchase Transactions

Set out below are (i) the existing annual caps under the Purchase Transactions for the two years ending 31 December 2018; (ii) the historical amounts under the Purchase Transactions for the year ended 31 December 2017 (audited) and nine months ended 30 September 2018 (unaudited); and (iii) the proposed annual cap under the Purchase Transactions for the year ending 31 December 2019 (the “Purchase Cap”) as extracted from the Board Letter and as advised by the Company:

	For the year ended 31 December 2017	For the year ended 31 December 2018
	RMB’000	RMB’000

Existing annual caps	38,700,000	35,900,000
Historical amounts	22,937,000	19,318,000
		(Note)
Utilisation rate	59.27%	N/A

	For the year ending 31 December 2019
	RMB’000
Purchase Cap	48,900,000

Note:    For the nine months ended 30 September 2018

The basis for determining Purchase Cap for the year ending 31 December 2019 are set out in sub- section headed “Purchase of fuel and transportation services” of the Board Letter.

As depicted from the table above, we note that the relevant utilisation rate of the previous annual caps was approximately 59.27% for the year ended 31 December 2017. The Purchase Cap represented a substantial increase as compared to the historical amounts for the year ended 31 December 2017. We enquired into the Directors in this regard and noted that such substantial increase was mainly due to the proposed purchase of fuel from the newly established Platform Company instead of purchasing from independent third parties previously.

To assess the fairness and reasonableness of the Purchase Cap for the year ending 31 December 2019, we obtained and reviewed the calculation of the Purchase Cap (the “Purchase Calculation”). We noted that the Purchase Calculation was arrived by (i) the estimated demand of coal (in dollar amount) for the year ending 31 December 2019; and (ii) the estimated transportation service cost for the year ending 31 December 2019.

The Directors advised us that the estimated demand of coal (in dollar) from Huaneng Group and its subsidiaries/associates for the year ending 31 December 2019 was arrived after taking into account of (i) estimated demand of coal by the Group from Huaneng Group and its subsidiaries/associates (other than Platform Company) for the year ending 31 December 2019; and (ii) estimated demand of coal (in tonne) by the Group from Platform Company for the year ending 31 December 2019.

LETTER FROM GRAM CAPITAL

Upon our request, the Directors provided us the estimated demand of coal by the Group from Huaneng Group and its subsidiaries/associates (other than Platform Company) for the year ending 31 December 2019. To assess the reasonableness of the demand, we conducted following analyses,

(i)
the Directors advised us that they assumed the annual growth rate of demand of coal (in tonne) by the Group from Huaneng Group and its subsidiaries/associates (other than Platform Company) for the year ending 31 December 2019 as compared to that for the year ending 31 December 2018 to be approximately 9.3% (the “Increase Rate”). Upon our further request, we obtained demand of coal (in tonne) by the Group from all their suppliers (i.e. independent third parties and Huaneng Group and its subsidiaries/associates (other than Platform Company)) for (i)FY2016 and FY2017; and (ii) nine months ended 30 September 2017 and 2018 respectively. We noted that the growth rate of demand of coal (in tonne) by the Group from Huaneng Group and its subsidiaries/associates (other than Platform Company) (i) for FY2017 represented an increase of approximately 35% as compared to that for FY2016; and (ii) for the nine months ended 30 September 2018 represented an increase of approximately 12% as compared to that for 30 September 2017. As such, we consider the Increase Rate to be acceptable; and

(ii)
estimated demand of coal by the Group from Huaneng Group and its subsidiaries/associates (other than Platform Company) for the year ending 31 December 2019 was approximately the same as the implied demand of coal by the Group from Huaneng Group and its subsidiaries/ associates (other than Platform Company) for the year ending 31 December 2019, which was calculated based on (a) demand of coal by the Group from Huaneng Group and its subsidiaries/ associates (other than Platform Company) for the nine months ended 30 September 2018; and (b) the Increase Rate; and (c) assuming the coal price remained at a stable level for the year ending 31 December 2019.

As such, we consider that estimated demand of coal by the Group from Huaneng Group and its subsidiaries/associates (other than Platform Company) for the year ending 31 December 2019 was reasonable.

As mentioned above, the substantial increase in estimated demand on coal was mainly due to the proposed purchase of fuel from the newly established Platform Company, which was established on 30 September 2018, instead of purchasing from independent third parties previously. As advised by the Directors, the Platform company was established by Huaneng Group as an enterprise with market competitiveness to respond to market changes, and to grasp the development opportunities of the free zone (free port) constructed in Hainan, so as to leverage on the competitive edge of resource sharing, complementary advantages, and synergistic development on aspects of resources, finance, logistics, etc. to shorten the transportation chain for serving the power plants within the intragroup of Huaneng Group with competitive prices. The Company has a right in procurement selection. For the Platform Company to participate in the Company’s procurement auction, the Company shall make use of the scale procurement advantage of the Platform Company with prices no less favourable than the prices offered by independent third parties offered to the Company and its subsidiaries and at the same time to leverage on the free trade zone in Hainan, the place where the Platform Company was established, to enjoy the advantage brought about by the benefits of the Government policies to further lower the procurement costs.

LETTER FROM GRAM CAPITAL

Upon our request, the Company provided a list showing (i) the historical purchase volume (in tonne) by the Company’s subsidiaries from independent third parties in 2017 and ten months ended 31 October 2018; and (ii) estimated volume (in tonne) to be purchased by the same subsidiaries from Platform Company in 2019. We noted that the estimated volume (in tonne) to be purchased from Platform Company in 2019 was less than the historical purchase volume (in tonne) in 2017 and ten months ended 31 October 2018 purchased from independent third parties. As such, we do not doubt the reasonableness of the estimated volume (in tonne) to be purchased by the Group in 2019.

In light of the above factors, we consider that the estimated coal purchase volume (in tonne) by the Group from Platform Company for the year ending 31 December 2019 to be fair and reasonable.

In respect of estimated average price of coal for the year ending 31 December 2019, we reviewed the Bohai-rim Steam-Coal Price Index (“BSPI”) as published by 秦皇島煤炭網 (Qinhuangdao Coal Website*) (http://www.cqcoal.com) and latest thermal coal price index of the PRC as published by 價格監測中心 under National Development and Reform Commission of the PRC. Based on BSPI and thermal coal price index of the PRC, we consider that the estimated coal price for the year ending 31 December 2019 to be acceptable.

In light of (i) the estimated coal purchase volume (in tonne) by the Group from Platform Company for the year ending 31 December 2019 to be fair and reasonable; and (ii) the estimated coal price for the year ending 31 December 2019 to be acceptable, we consider that the estimated demand of coal (in dollar) by the Group from Platform Company to be fair and reasonable. As such, we consider the estimated demand of coal (in dollar) by the Group from Huaneng Group and its subsidiaries/associates for the year ending 31 December 2019 to be reasonable.

As further advised by the Directors, the estimated transportation service fee was determined based on (i) transportation service fee for the nine months ended 30 September 2018; (ii) the Increase Rate; and (iii) portion of estimated coal purchase volume (in tonne) by the Group from (a) Platform Company; and (b) Huaneng Group and its subsidiaries/associates (other than Platform Company) respectively. We noted that the estimated transportation service fee for the year ending 31 December 2019 was lower than the implied transportation service fee for the year 31 December 2019 which was calculated by the aforesaid factors. Accordingly, we consider that the estimated transportation service fee for the year ending 31 December 2019 to be fair and reasonable.

In light of the above factors, we consider that the Purchase Cap for the year ending 31 December 2019 to be fair and reasonable.

Shareholders should note that as the Purchase Cap is relating to future events and was estimated based on assumptions which may or may not remain valid for the entire period up to 31 December 2019, and they do not represent forecasts of revenue/cost to be incurred from the Purchase Transactions. Consequently, we express no opinion as to how closely the actual revenue/cost to be incurred from the Purchase Transactions will correspond with the Purchase Cap.

LETTER FROM GRAM CAPITAL

Hong Kong Listing Rules implication

The Directors confirmed that the Company shall comply with the requirements of Rules 14A.53 to 14A.59 of the Hong Kong Listing Rules pursuant to which (i) the values of the Purchase Transactions must be restricted by their respective proposed annual cap for the period concerned under the Huaneng Group Framework Agreement; (ii) the terms of the Purchase Transactions (including their respective proposed annual caps) must be reviewed by the independent non-executive Directors annually; (iii) details of independent non-executive Directors’ annual review on the terms of the Purchase Transactions must be included in the Company’s subsequent published annual reports and financial accounts. Furthermore, it is also required by the Hong Kong Listing Rules that the auditors of the Company must provide a letter to the Board confirming, among other things, whether anything has come to their attention that causes them to believe that the Purchase Transactions (i) have not been approved by the Board; (ii) were not entered into, in all material respects, in accordance with the relevant agreement governing the transactions; and (iii) have exceeded their respective proposed annual caps. In the event that the total amounts of the Purchase Transactions are anticipated to exceed their respective proposed annual caps, or that there is any proposed material amendment to the terms of the Purchase Transactions, as confirmed by the Directors, the Company shall comply with the applicable provisions of the Hong Kong Listing Rules governing continuing connected transaction.

Given the above stipulated requirements for continuing connected transactions pursuant to the Hong Kong Listing Rules, we are of the view that there are adequate measures in place to monitor the Purchase Transactions and thus the interest of the Independent Shareholders would be safeguarded.

RECOMMENDATION

Having taken into consideration the factors and reasons as stated above, we are of the opinion that (i) the terms of the Purchase Transactions are on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned; and (ii) the Purchase Transactions are conducted in the ordinary and usual course of business of the Group and in the interests of the Company and the Shareholders as a whole. Accordingly, we recommend the Independent Board Committee to advise the Independent Shareholders to vote in favour of the resolution(s) to be proposed at the EGM to approve the Purchase Transactions and we recommend the Independent Shareholders to vote in favour of the resolution(s) in this regard.

Yours faithfully,
For and on behalf of
Gram Capital Limited
Graham Lam
Managing Director

* For identification purpose only

Note:
Mr. Graham Lam is a licensed person registered with the Securities and Futures Commission and a responsible officer of Gram Capital Limited to carry out Type 6 (advising on corporate finance) regulated activity under the SFO. He has over 20 years of experience in investment banking industry.

APPENDIX I	DETAILS OF AMENDMENTS TO THE ARTICLES OF ASSOCIATION AND RULES AND PROCEDURES FOR GENERAL MEETINGS

Amendments to Articles of Association
No.	Original Provision	Revised Provision
1.
Article 1 The Company is a joint stock limited company established pursuant to the Opinions on Standards for Joint Stock Limited Companies and other related laws and administrative regulations of the State.

These Articles of Association of the Company (“these Articles” or the “Articles of Association”) are formulated in accordance with the Company Law of the People’s Republic of China (the “Company Law”), the Securities Law of the People’s Republic of China, the Special Regulations on the Overseas Offering and Listing of Shares by Joint Stock Limited Companies promulgated by the State Council (the “Special Regulations”), the Mandatory Provisions for the Articles of Association of Companies Listed Overseas (the “Mandatory Provisions”) and the relevant provisions of other relevant laws and administrative regulations of the State as well as the Articles of Association passed in the First General Meeting held on 30 June 1994 together with its amendments made up to the date when these Articles take effect (the “Original Articles”).

Article 1 The Company is a joint stock limited company established pursuant to the Opinions on Standards for Joint Stock Limited Companies and other related laws and administrative regulations of the State.

These Articles of Association of the Company (“these Articles” or the “Articles of Association”) are formulated in accordance with the Company Law of the People’s Republic of China (the “Company Law”), the Securities Law of the People’s Republic of China, the Special Regulations on the Overseas Offering and Listing of Shares by Joint Stock Limited Companies promulgated by the State Council (the “Special Regulations”), the Mandatory Provisions for the Articles of Association of Companies Listed Overseas (the “Mandatory Provisions”) and the relevant provisions of other relevant laws and administrative regulations of the State as well as the Articles of Association passed in the First General Meeting held on 30 June 1994 together with its amendments made up to the date when these Articles take effect (the “Original Articles”).

APPENDIX I	DETAILS OF AMENDMENTS TO THE ARTICLES OF ASSOCIATION AND RULES AND PROCEDURES FOR GENERAL MEETINGS

Amendments to Articles of Association
No.	Original Provision	Revised Provision

The Company was established by way of promotion on 30 June 1994 with the approval of the document Ti Gai Sheng (1994) No.74 issued by the State Commission for Restructuring Economic Systems of the People’s Republic of China and the document (1994) Wai Jing Mao Zi Han Zi No.338 issued by the Ministry of Foreign Trade and Economic Cooperation of the People’s Republic of China. The Company registered at the State Administration for Industry and Commerce of the People’s Republic of China and obtained its business license on 30 June 1994.

The Company was established by way of promotion on 30 June 1994 with the approval of the document Ti Gai Sheng (1994) No.74 issued by the State Commission for Restructuring Economic Systems of the People’s Republic of China and the document (1994) Wai Jing Mao Zi Han Zi No.338 issued by the Ministry of Foreign Trade and Economic Cooperation of the People’s Republic of China. The Company registered at the State Administration for Industry and Commerce of the People’s Republic of China and obtained its business license on 30 June 1994. ~~The registration number of its business license is Qi Gu Guo Zi No. 000496.~~ The current Unified Social Credit Code of the Company is 91110000625905205U.

2.
Article 65 The board of directors, independent directors and shareholders who meet the relevant requirements may collect from other shareholders of the Company the rights to vote in a general meeting of shareholders. The collection of voting rights shall be without consideration with sufficient disclosure of information to the shareholders from whom voting rights are being collected.

Article 65 The board of directors, independent directors and shareholders who meet the relevant requirements may collect from other shareholders of the Company the rights to vote in a general meeting of shareholders. The collection of voting rights shall be without consideration with sufficient disclosure of information to the shareholders from whom voting rights are being collected. The Company shall not set a minimum shareholding percentage restriction for solicitation of voting rights.

APPENDIX I	DETAILS OF AMENDMENTS TO THE ARTICLES OF ASSOCIATION AND RULES AND PROCEDURES FOR GENERAL MEETINGS

Amendments to Articles of Association
No.	Original Provision	Revised Provision
3.
Article 67 A shareholder (including his/her proxy), when voting at a general meeting of shareholders, may exercise such voting rights as attached to the number of voting shares which he/she represents in which case one (1) vote is attached to each share.

When a general meeting of shareholders is considering significant matters which affect the interests of small and medium shareholders, the votes of small and medium shareholders should be counted separately, and the separate counting result shall be disclosed timely and publicly.

However, shares of the Company held by the Company shall not enjoy voting rights. If any shareholder who is required to abstain from voting on or may only vote for or against any resolution in accordance with the relevant provisions of the securities exchange on which the Company’s shares are listed, any vote by such shareholder (including his/her proxy) in violation of the relevant requirements or restrictions referred to above shall be deemed invalid.

Article 67 A shareholder (including his/her proxy), when voting at a general meeting of shareholders, may exercise such voting rights as attached to the number of voting shares which he/she represents in which case one (1) vote is attached to each share, except for the provision of Article 68 of these Articles of Association regarding the implementation of the cumulative voting system for the election of directors and supervisors.

When a general meeting of shareholders is considering significant matters which affect the interests of small and medium shareholders, the votes of small and medium shareholders should be counted separately, and the separate counting result shall be disclosed timely and publicly.

However, shares of the Company held by the Company shall not enjoy voting rights. If any shareholder who is required to abstain from voting on or may only vote for or against any resolution in accordance with the relevant provisions of the securities exchange on which the Company’s shares are listed, any vote by such shareholder (including his/her proxy) in violation of the relevant requirements or restrictions referred to above shall be deemed invalid.

APPENDIX I	DETAILS OF AMENDMENTS TO THE ARTICLES OF ASSOCIATION AND RULES AND PROCEDURES FOR GENERAL MEETINGS

Amendments to Articles of Association
No.	Original Provision	Revised Provision
4.	New addition
To include an additional article after the original Article 67 as Article 68 When the general meeting of shareholders votes on election of directors and supervisors, the cumulative voting system shall be implemented. The cumulative voting system shall mean that when the general meeting of shareholders elects more than 2 directors or supervisors, each share held by the shareholders who have voted shall represent the same number of voting rights identical to the number of directors or supervisors to be elected at the general meeting, and the shareholders are allowed to exercise the voting rights collectively. For details of the implementation rules for the cumulative voting, please refer to the Rules of Procedure for the General Meeting of Shareholders.

APPENDIX I	DETAILS OF AMENDMENTS TO THE ARTICLES OF ASSOCIATION AND RULES AND PROCEDURES FOR GENERAL MEETINGS

Amendments to Articles of Association
No.	Original Provision	Revised Provision
5.
Article 100 The board of directors shall be accountable to the general meeting of shareholders and shall assume the following functions and powers:

(1)       to be responsible for the convening of the general meeting of shareholders and to report on its work to shareholders in general meetings;

(2)       to implement resolutions of the general meeting of shareholders;

(3)       to determine the Company’s business plans and investment proposals;

(4)       to formulate the Company’s annual preliminary and final budgets;

(5)       to formulate the Company’s profit distribution plans and loss recovery plans;

(6)       to formulate proposals on the increase or reduction in the Company’s registered capital and the issuance of debentures of the Company;

(7)       to draft plans for the merger, division, dissolution or change in corporate form of the Company;

(8)       to determine the Company’s internal management structure;

Article ~~100~~ 101 The board of directors shall be accountable to the general meeting of shareholders and shall assume the following functions and powers:

(1)       to be responsible for the convening of the general meeting of shareholders and to report on its work to shareholders in general meetings;

(2)       to implement resolutions of the general meeting of shareholders;

(3)       to determine the Company’s business plans and investment proposals;

(4)       to formulate the Company’s annual preliminary and final budgets;

(5)       to formulate the Company’s profit distribution plans and loss recovery plans;

(6)       to formulate proposals on the increase or reduction in the Company’s registered capital and the issuance of debentures of the Company;

(7)       to draft plans for the merger, division, dissolution or change in corporate form of the Company;

(8)       to determine the Company’s internal management structure;

APPENDIX I	DETAILS OF AMENDMENTS TO THE ARTICLES OF ASSOCIATION AND RULES AND PROCEDURES FOR GENERAL MEETINGS

Amendments to Articles of Association
No.	Original Provision	Revised Provision

(9)       to appoint or remove the general manager of the Company, appoint or remove deputy general managers and Chief Financial Officer of the Company according to the recommendations of the general manager and decide on their remuneration matters;

(10)     to set forth the Company’s basic management system;

(11)     to formulate proposals for any amendment of the Articles of Association;

(12)     to set proposals for the amendment of the rules of procedures of the general meeting of shareholders;

(13)     to determine matters on the Company’s external guarantee under applicable laws and within the scope of authorization of the Articles of Association; and

(14)     other functions and powers conferred by the Articles of Association or the general meeting of shareholders.

Other than the board resolutions in respect of the matters specified in items (6), (7), (11) and (13) which shall be passed by the affirmative vote of two-thirds or more of the directors, the board resolutions in respect of all other matters may be passed by the affirmative vote of the majority of the directors.

(9)       to appoint or remove the general manager of the Company, appoint or remove deputy general managers, ~~and~~ Chief Financial Officer and General Counsel of the Company according to the recommendations of the general manager and decide on their remuneration matters;

(10)     to set forth the Company’s basic management system;

(11)     to formulate proposals for any amendment of the Articles of Association;

(12)     to set proposals for the amendment of the rules of procedures of the general meeting of shareholders;

(13)     to determine matters on the Company’s external guarantee under applicable laws and within the scope of authorization of the Articles of Association; and

(14)     other functions and powers conferred by the Articles of Association or the general meeting of shareholders.

Other than the board resolutions in respect of the matters specified in items (6), (7), (11) and (13) which shall be passed by the affirmative vote of two-thirds or more of the directors, the board resolutions in respect of all other matters may be passed by the affirmative vote of the majority of the directors.

APPENDIX I	DETAILS OF AMENDMENTS TO THE ARTICLES OF ASSOCIATION AND RULES AND PROCEDURES FOR GENERAL MEETINGS

Amendments to Articles of Association
No.	Original Provision	Revised Provision

During the inter-sessional period of the board of directors, the chairman and vice chairman of the board may, as entrusted by the board of directors, jointly exercise some of the functions and powers of the board of directors which include:

(1)       consideration and approval of motions on the establishment or cancellation of development and construction projects;

(2)       consideration and approval of motions from the general manager on the appointment, removal and mobilization of the Company’s departmental managers and the secondment of agency managers;

(3)       consideration and approval of plans on the use of important funds;

(4)       consideration and approval of motions on the establishment or cancellation of subsidiaries or branches; and

(5)       consideration and approval of other particularly significant issues.

During the inter-sessional period of the board of directors, the chairman and vice chairman of the board may, as entrusted by the board of directors, jointly exercise some of the functions and powers of the board of directors which include:

(1)       consideration and approval of motions on the establishment or cancellation of development and construction projects;

(2)       consideration and approval of motions from the general manager on the appointment, removal and mobilization of the Company’s departmental managers and the secondment of agency managers;

(3)       consideration and approval of plans on the use of important funds;

(4)       consideration and approval of motions on the establishment or cancellation of subsidiaries or branches; and

(5)       consideration and approval of other particularly significant issues.

6.	New addition
Add a clause after Article 111 of the original Articles as Article 113:

Article 113 The company shall establish the General Counsel System and the General Counsel shall be the senior manager of the company. The General Counsel shall fully participate in the management activities of the management level and give full play to the role of legal review. Where the matters considered by the board of directors involve legal issues, the General Counsel shall attend the meeting and provide legal opinions.

APPENDIX I	DETAILS OF AMENDMENTS TO THE ARTICLES OF ASSOCIATION AND RULES AND PROCEDURES FOR GENERAL MEETINGS

Amendments to Articles of Association
No.	Original Provision	Revised Provision
7.
Article 117 The general manager shall be accountable to the board of directors and exercise the following functions and powers:

(1)       to be in charge of the production, operation and management of the Company, and to coordinate the implementation of resolutions of the board of directors;

(2)       to organize the implementation of the Company’s annual business plans and investment proposals;

(3)       to draft plans for the establishment of the Company’s internal management structure;

(4)       to draft the Company’s basic management system;

(5)       to formulate specific regulations of the Company;

(6)       to propose the appointment or dismissal of the Company’s deputy general managers and Chief Financial Officer;

(7)       to appoint or dismiss management personnel other than those required to be appointed or dismissed by the board of directors; and

(8)       other powers conferred by the Articles of Association and the board of directors.

Article ~~117~~ 119 The general manager shall be accountable to the board of directors and exercise the following functions and powers:

(1)       to be in charge of the production, operation and management of the Company, and to coordinate the implementation of resolutions of the board of directors;

(2)       to organize the implementation of the Company’s annual business plans and investment proposals;

(3)       to draft plans for the establishment of the Company’s internal management structure;

(4)       to draft the Company’s basic management system;

(5)       to formulate specific regulations of the Company;

(6)       to propose the appointment or dismissal of the Company’s deputy general managers, ~~and~~ Chief Financial Officer and General Counsel;

(7)       to appoint or dismiss management personnel other than those required to be appointed or dismissed by the board of directors; and

(8)       other powers conferred by the Articles of Association and the board of directors.

APPENDIX I	DETAILS OF AMENDMENTS TO THE ARTICLES OF ASSOCIATION AND RULES AND PROCEDURES FOR GENERAL MEETINGS

New Provisions to be added into Rules and Procedures for General Meeting
No.	Two new provisions to be added immediately after original Article 47
1.
Article 48 When the general meeting of shareholders votes on election of directors and supervisors (Supervisors in this clause do not include employee representative supervisors), the cumulative voting system shall be implemented. The cumulative voting system shall mean that when the general meeting of shareholders elects more than 2 directors or supervisors, each share shall represent the same number of voting rights identical the number of directors or supervisors to be elected. The shareholders can cast all of their votes for a single candidate or decentralize their votes to elect several candidates.

2.
Article 49 The specific voting methods of implementing the cumulative voting system for electing directors or supervisors are as follows:

(1)       When the number of directors or supervisors to be elected is above two, the cumulative voting system shall be implemented.

(2)       When the cumulative voting system is implemented, each share shall represent the same number of voting rights identical to the number of directors or supervisors to be elected.

(3)       The notice of the general meeting of shareholders shall inform the shareholders of the cumulative voting system for the directors and the supervisors’ election proposal. The convener of the meeting shall prepare ballot paper suitable for the cumulative voting system. Written instructions and explanations for the cumulative voting system, the method of filling in the ballots, and the method of counting votes shall be provided.

(4)       When the general meeting of shareholders votes on election of directors and supervisors, the shareholder may vote for each director or supervisor candidate with the same voting rights as the shareholding; or cast all of their votes for one director or supervisor candidate which are the same as the number of directors or supervisors to be elected, or vote for a certain number of director or supervisor candidates respectively with the voting rights which are the same as the number of directors or supervisors to be elected.

(5)       Shareholders who have exercised all of their votes for one or several director or supervisor candidates which are the same as the number of directors or supervisors to be elected shall no longer own the voting rights for other director and supervisor candidates.

(6)       At the end of the voting at the general meeting of shareholders, if the total number of voting rights exercised by a shareholder for certain or several director and supervisor candidates is more than the voting rights of all the shares held by the shareholders, the shareholders’ votes are invalid and deemed to be a waiver of the voting rights.

APPENDIX I	DETAILS OF AMENDMENTS TO THE ARTICLES OF ASSOCIATION AND RULES AND PROCEDURES FOR GENERAL MEETINGS

New Provisions to be added into Rules and Procedures for General Meeting
No.	Two new provisions to be added immediately after original Article 47

(7)       The director or supervisor candidates who have received the agreed votes, the number of which exceeds one-half of the total number of shares with voting rights at the general meeting of shareholders (subject to the number of unaccumulated shares), shall be the elected director or supervisor candidates. If the number of candidates for directors and supervisors elected at the general meeting of shareholders exceeds the number of directors and supervisors supposed to be elected, the candidates with the majority of the votes will be elected as directors and supervisors (but if the number of votes for the elected candidates with fewer votes is equal, and the fact that the candidates are elected will give rise to the result that the number of elected candidates will exceed the number of directors and supervisors supposed to be elected, then these candidates and those who ranked behind shall be considered as not elected). If the number of the directors and supervisors elected at the general meeting of shareholders could not reach the number of the directors and supervisors supposed to be elected, a separate general meeting shall be held to elect the vacant directors and supervisors. Where a general meeting of shareholders elects directors or supervisors by means of cumulative voting system, the voting of directors and supervisors shall be conducted separately, the voting of independent directors and non-independent directors shall be conducted separately.

APPENDIX II	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

2.	DISCLOSURE OF INTEREST

(a)	Directors and Supervisors of the Company

As at the Latest Practicable Date, none of the Directors, chief executive or supervisors of the Company has interests or short positions in the shares and underlying shares of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO) or which are required, pursuant to section 352 of the SFO, to be entered in the register referred to therein, or which are required, pursuant to the “Model Code for Securities Transactions by Directors of Listed Issuers” to be notified to the Company and the Stock Exchange.

(b)	Substantial Shareholders

As at the Latest Practicable Date, save as disclosed below, so far as is known to the Board, no persons (not being a Director, chief executive or supervisor of the Company) had an interest or short position in the shares or underlying shares and debentures of the Company which would fall to be disclosed under the provisions of Divisions 2 and 3 of Part XV of the SFO, or, who is, directly or indirectly, interested in 5% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at the general meeting of any other member of the Company:

APPENDIX II	GENERAL INFORMATION

Name of shareholder	Class of shares	Number of shares held	Capacity	Approximate percentage of shareholding in the Company’s total issued share capital	Approximate percentage of shareholding in the Company’s total issued domestic shares	Approximate percentage of shareholding in the Company’s otal issued H shares

Huaneng International Power	Domestic shares	5,066,662,118(L)	Beneficial owner	32.28%(L)	46.07%(L)	–
Development Corporation (Note 2)
China Huaneng Group (Note 3)	Domestic shares	1,629,264,402(L)	Beneficial owner	10.38%(L)	14.81%(L)	–
China Huaneng Group (Note 4)	H shares	472,000,000(L)	Beneficial owner	3.01%(L)	–	10.04%(L)
Hebei Construction & Investment Group Co., Ltd.	Domestic shares	527,548,946(L)	Beneficial owner	3.36%(L)	4.79%(L)	–
Blackrock, Inc. (Note 5)	H shares	341,903,694(L)	Interest of controlled corporation	2.17%(L)	–	7.27%(L)
		35,354,000(S)	Interest of controlled corporation	0.22%(S)	–	0.75%(S)
Citigroup Inc. (Note 6)	H shares	54,000(L)	Person having a security interest in shares	0.0003%(L)	–	0.0011%(L)
		35,078,730(L)	Interest of controlled corporation	0.22%(L)	–	0.74%(L)
		4,671,449(S)	Interest of controlled corporation	0.02%(S)	–	0.09%(S)
		223,121,523(L)	Approved lending agent	1.42%(L)	–	4.74%(L)
Luo Yi 駱奕 (Note 7)	H shares	476,108,000(L)	Interest of controlled corporation	3.03%(L)	–	10.12%(L)
Qiu Guogen 裘國根 (Note 7)	H shares	476,108,000(L)	Interest of controlled corporation	3.03%(L)	–	10.12%(L)

Notes:

(1)	The letter “L” denotes a long position. The letter “S” denotes a short position. The letter “P” denotes interest in a lending pool.

(2)	As of the Latest Practicable Date, Huaneng Group holds 75% direct interests and 25% indirect interests in HIPDC.

APPENDIX II	GENERAL INFORMATION

(3)	Of the 1,629,264,402 domestic shares, China Huaneng Group Co., Ltd. through its controlling subsidiary, Huaneng Finance, held 74,139,853 domestic shares.

(4)	China Huaneng Group Co., Ltd. held 472,000,000 H shares through its wholly-owned subsidiary, China Hua Neng Group Hong Kong Limited.

(5)
Blackrock, Inc. was deemed to hold interests in long position of 1,944,000 shares and short position of 7,916,000 shares through cash settled unlisted derivatives by virtue of its control over a number of corporations which were directly or indirectly owned by Blackrock, Inc..

(6)
Citigroup Inc. was deemed to hold interests in long position of 6,137,320 shares and short position of 98,960 shares through physically settled listed derivatives, long position of 2,864,750 shares and short position of 492,400 shares through physically settled unlisted derivatives, and long position of 2,509,750 shares and short position of 142,000 through cash settled unlisted derivatives by virtue of its control over a number of corporations which were directly or indirectly owned by Citigroup Inc..

(7)	Qiu Guogen 裘國根, the spouse of Luo Yi 駱奕, was deemed to hold interest in long position of 476,108,000 shares.

Save as disclosed above, the Company is not aware of any other person (other than the Directors, supervisors and senior executives of the Company) having any interests or short positions in the shares and underlying shares of the Company as at the Latest Practicable Date as recorded in the register required to be kept by the Company pursuant to section 336 of the SFO.

As at the Latest Practicable Date, save as disclosed below, so far as is known to the Board, no Director or supervisor is a director or employee of a company which has an interest or short position in the shares and underlying shares of the Company which would fall to be disclosed under the provisions of Divisions 2 and 3 of Part XV of the SFO:

Directors

(i)	Mr. Huang Jian, a director of Huaneng Shandong Power Co., Ltd. and HIPDC, and the chairman of the supervisory committee of Huaneng Renewables Corporation Limited;

(ii)
Mr. Wang Yongxiang is the chairman of HIPDC, the general manager of GreenGen Co., Ltd., the chief of the Power Development Business Division of China Huaneng Group and the chief of the Shale Gas Exploitation and Utilization Office of China Huaneng Group;

Supervisors

(iii)
Mr. Ye Xiangdong is the vice president of China Huaneng Group, a director of Huaneng International Power Development Corporation, the executive director of Huaneng Coal Mining Corporation Company and the chairman of Xi’an Thermal Power Research Institute Co., Ltd.; and

(iv)	Ms. Zhang Mengjiao is the manager of the Finance Department of Huaneng International Power Development Corporation.

APPENDIX II	GENERAL INFORMATION

3.	NO MATERIAL ADVERSE CHANGE

The unaudited net profit attributable to the Shareholders for the nine months ended 30 September 2018 decreased by approximately 29.33% compared to the corresponding period end of last year (please refer to the Company’s Third Quarterly Report of 2018 dated 24 October 2018 for details). The decrease was mainly due to the increase in fuel prices and the decrease in investment income.

Save as disclosed above, as at the Latest Practicable Date, the Directors were not aware of any material adverse change in the financial or business position of the Company and its subsidiaries since 31 December 2017, being the date to which the latest published audited accounts of the Company and its subsidiaries were made up to.

4.	MATERIAL LITIGATION

As at the Latest Practicable Date, none of the Company and its subsidiaries was engaged in any material litigation or arbitration and there was no litigation or claim of material importance known to the Directors to be pending or threatened by or against the Company and its subsidiaries.

5.	EXPERT’S QUALIFICATION AND CONSENTS

The following expert has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter, reports or statements and references to its name and logo in the form and context in which they are included:

Name	Qualification

Gram Capital Limited	a licensed corporation to carry on Type 6 (advising on corporate finance) regulated activity as defined under the SFO

To the best knowledge, information and belief of the Directors, as at the Latest Practicable Date, the above-mentioned expert was not beneficially interested in the share capital of the Company and its subsidiaries nor did it have any right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in the Company and its subsidiaries.

As at the Latest Practicable Date, each of the above mentioned experts did not have any direct or indirect interest in any assets which had since 31 December 2017 (being the date to which the latest published audited accounts of the Company were made up) been acquired or disposed of by or leased to the Company and its subsidiaries, or were proposed to be acquired or disposed of by or leased to the Company and its subsidiaries.

6.	SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had entered into any service contract with the Company or its subsidiaries which does not expire or is not terminable by the Company or its subsidiaries within one year without payment of compensation, other than statutory compensation.

APPENDIX II	GENERAL INFORMATION

7.	INTERESTS OF DIRECTORS OR SUPERVISORS IN THE ASSETS OR CONTRACTS OF THE COMPANY AND ITS SUBSIDIARIES

As at the Latest Practicable Date, none of the Directors or supervisors of the Company had any interest in any assets which had since 31 December 2017 (being the date to which the latest published audited accounts of the Company were made up) been acquired or disposed of by or leased to the Company and its subsidiaries, or were proposed to be acquired or disposed of by or leased to the Company and its subsidiaries.

As at the Latest Practicable Date, none of the Directors or supervisors was materially interested in any contract or arrangement subsisting at the Latest Practicable Date which was significant in relation to the business of the Company.

8.	INTERESTS OF DIRECTORS IN COMPETING BUSINESS

As at the Latest Practicable Date, none of the Directors or their respective associates has interests in the businesses, other than being a Director, which compete or are likely to compete, either directly or indirectly, with the businesses of the Company (required to be disclosed under Rule 8.10 of the Hong Kong Listing Rules should they be controlling shareholders).

9.	MISCELLANEOUS

(a)	Mr. Huang Chaoquan is the Company Secretary and Board Secretary of the Company.

(b)
The legal address of the Company is Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, PRC. The H Share registrar of the Company in Hong Kong is Hong Kong Registrars Limited at Shops 1712-1716, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

(c)	In the case of any discrepancy, the English text of this circular and form of proxy shall prevail over the Chinese text.

10.	DOCUMENTS FOR INSPECTION

A copy of the following documents will be available for inspection at the office of Herbert Smith Freehills at 23/F., Gloucester Tower, 15 Queen’s Road Central, Hong Kong during normal business hours on any weekday (except public holidays) from the date of this circular up to and including 30 January 2019:

(a)	the letter from the Independent Board Committee, as set out in this circular;

(b)	the letter from the Gram Capital, the Independent Financial Adviser, as set out in this circular;

(c)	the consent letter referred to in the section headed “Expert’s qualification and consents” in this Appendix;

(d)	the Huaneng Group Framework Agreement;

APPENDIX II	GENERAL INFORMATION

(e)	the Guarantee Contract; and

(f)	this circular.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Huang Chaoquan

Name:	Huang Chaoquan

Title:	Company Secretary

Date:   January 8, 2019